Exhibit 99.2

Execution Version

WARRANT AGENCY AGREEMENT

WARRANT AGENCY AGREEMENT dated as of June 20, 2024 (this “Agreement”) between Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”), and Computershare, Inc., a Delaware corporation (“Computershare”), and its affiliate Computershare Trust Company, N.A., a federally chartered trust company (collectively with Computershare, the “Warrant Agent”).

W I T N E S S E T H

WHEREAS, the Company has entered, or from time to time after the execution and delivery of this Agreement and ending on the third Business Day prior to the Determination Date will enter, into agreements (each, an “Exchange Agreement”) with certain holders of the Company’s outstanding 6.50% Green Convertible Senior Notes due 2025 (the “Existing Notes”) to exchange such Existing Notes held by such holders for, among other things, warrants (the “Warrants”) entitling the respective Holders of the Warrants to acquire ordinary shares, no par value per share, of the Company (the “Ordinary Shares”) upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, the Company wishes the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act, in connection with the issuance, registration, transfer, exchange, exercise and replacement of the Warrants and, in the Warrant Agent’s capacity as the Company’s transfer agent, the delivery of the Warrant Shares.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

(a) “Business Day” means any day, other than a Saturday, Sunday or other day on which commercial banks in the City of New York or Singapore are authorized or required by law to remain closed.

(b) “Close of Business” on any given date means 5:00 p.m., Eastern time, on such date; provided, however, that if such date is not a Business Day it means 5:00 p.m., Eastern time, on the next succeeding Business Day.

(c) “Holder” means the holder of record of a Warrant.

(d) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(e) “Warrant Certificate” means a certificate in substantially the form attached as Exhibit 1 hereto, representing such number of Warrants as is indicated therein, provided that any reference to the delivery of a Warrant Certificate in this Agreement shall include delivery of notice from the Depositary or a Participant (each as defined below) of the transfer or exercise of a Warrant in the form of a Global Warrant (as defined below).

(f) “Warrant Shares” means the Ordinary Shares underlying the Warrants and issuable upon exercise of the Warrants.

All other capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Warrant Certificate.

Section 2 Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the express terms and conditions hereof (and no implied terms and conditions), and the Warrant Agent hereby accepts such appointment.

Section 3 Global Warrants.

(a) The Warrants shall be issuable in book-entry form (the “Global Warrants”). All of the Warrants shall initially be represented by one or more Global Warrants deposited with the Warrant Agent and registered in the name of Cede & Co., as nominee of The Depository Trust Company (the “Depositary”), or as otherwise directed by the Depositary. Ownership of beneficial interests in the Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by (i) the Depositary or its nominee for each Global Warrant or (ii) institutions that have accounts with the Depositary (such institution, with respect to a Warrant in its account, a “Participant”), in each case, in accordance with the applicable procedures of the Depositary. All notices and communications to be given to the Holders and all deliveries to be made to Holders in respect of the Warrants shall be given or made only to, or upon the order of, the registered Holder(s) (which shall be the Depositary or its nominee in the case of the Global Warrants), and neither the Company nor the Warrant Agent shall have any responsibility or liability for the delivery of Warrant Shares or other property to owners of beneficial interests in a Global Warrant, for any aspect of the records relating to or payments or deliveries made on account of those interests by or to the Depositary, for maintaining, supervising or reviewing any records of the Depositary relating to such beneficial ownership of those interests or for any act or omission of the Depositary.

(b) At any time and from time to time after the execution and delivery of this Agreement and ending on the third Business Day prior to the Determination Date, the Company may issue additional Warrants in connection with any exchanges of Existing Notes pursuant to any additional Exchange Agreements with the holders of such Existing Notes entered into after the date hereof, in the amount proportionate to the amount of the Existing Notes being so exchanged, upon receipt of written instructions from the Company (with written notice thereof to the Warrant Agent). Such additional Warrants shall initially be represented by one or more Global Warrants deposited with the Warrant Agent and registered in the name of Cede & Co., as nominee of the Depositary, or as otherwise directed by the Depositary and shall have the same terms and conditions as the Warrants in all respects except for the issuance date.

(c) So long as the Warrants are held in global form through DTC (or any successor Depository), the Global Warrant Certificate will be represented by 9,925,000 beneficial interests held by beneficial owners of the Warrants through DTC (or any successor Depository) as of the Date of Issuance and up to 75,000 additional beneficial interests may be issued pursuant to any additional Exchange Agreements with holders of the Existing Notes before the Determination Date (calculated, in each case, by taking the principal amount of 2025 Notes that are being exchanged pursuant to any Exchange Agreement following the Date of Issuance, multiplying it by 75,000 and dividing it by 1.5 million). The number of Warrant Shares into which all Warrants issued pursuant to this Agreement will be exercisable shall initially equal to 10% of the outstanding Ordinary Shares of the Company on a fully diluted basis on the Determination Date if all 10,000,000 beneficial interests have been issued prior to the Determination Date, with such percentage reduced to 9.925% if no additional beneficial interests have been issued before the Determination Date, or, if any additional beneficial interests have been issued, the percentage calculated by dividing the outstanding beneficial interests by 10,000,000 and multiplying by 10.

(d) If the Depositary subsequently ceases to make its book-entry settlement system available for the Warrants, the Company may instruct the Warrant Agent regarding other arrangements for book-entry settlement. In the event that the Warrants are not eligible for, or it is no longer necessary to have the Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depositary to deliver to the Warrant Agent for cancellation each Global Warrant, and the Company shall instruct the Warrant Agent to deliver to each Holder a Warrant Certificate. In such event, the transfer, exchange or exercise of the Warrants shall be conducted in accordance with the customary procedures of the Warrant Agent.

Section 4 Form of Warrant Certificates. The Warrant Certificate, together with the form of election to purchase Ordinary Shares and the form of assignment to be printed on the reverse thereof, shall be in the form of Exhibit 1 hereto, with such additional identifying marks, notations, legends or endorsements as may be required to comply with any law or with any rule or regulation made pursuant thereto. The terms of the Warrants (including, for the avoidance of doubt, Global Warrants) shall be as set forth herein and in the Warrant Certificate; provided that, to the extent any provision of this Agreement conflicts with the express provisions of the Warrant Certificate, the provisions of this Agreement shall govern and be controlling.

Section 5 Countersignature and Registration.

(a) The Warrant Certificates shall be executed on behalf of the Company by its Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, any Executive Vice President, any Senior Vice President, any Vice President or such other officers or directors of the Company as the Chief Executive Officer, Chief Financial Officer or Chief Legal Officer may in his or her discretion designate, either manually or by electronic signature. The Warrant Certificates shall be countersigned by the Warrant Agent either manually or by electronic signature and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before countersignature by the Warrant Agent and issuance and delivery by the Company, such Warrant Certificates, nevertheless, may be countersigned by the Warrant Agent, issued and delivered with the same force and effect as though the person who signed such Warrant Certificate had not ceased to be such officer of the Company; and any Warrant Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company to sign such Warrant Certificate, although at the date of the execution of this Agreement any such person was not such an officer.

(b) Upon the receipt of all relevant information from the Company or its agents, the Warrant Agent will keep or cause to be kept, at its office or offices designated for such purpose, books for registration and transfer of the Warrant Certificates issued hereunder. Such books shall show the names and addresses of the respective Holders of the Warrant Certificates, the number of Warrants evidenced on the face of each of such Warrant Certificate and the date of each of such Warrant Certificate.

Section 6 Transfer and Exchange of Warrant Certificates; Mutilated, Destroyed, Lost or Stolen Warrant Certificates.

(a) Subject to the provisions of the Warrant Certificate and the last sentence of this first paragraph of Section 6 and subject to applicable law, rules or regulations, or any “stop transfer” instructions the Company may give to the Warrant Agent, at any time after the Issuance Date and at or prior to the Close of Business on the Maturity Date, any Warrant Certificate may be transferred, split up, combined or exchanged for another Warrant Certificate representing a like number of Warrants as the Warrant Certificate surrendered then entitled such Holder to exercise. Any Holder desiring to transfer, split up, combine or exchange any Warrant Certificate shall make such request in writing delivered to the Warrant Agent, and shall surrender the Warrant Certificate, together with the form of assignment and certificate duly executed and properly completed and such other documentation that the Company or the Warrant Agent may reasonably request, to be transferred, split up, combined or exchanged at the office or offices of the Warrant Agent designated for such purpose. Any requested transfer of a Warrant Certificate shall be accompanied by satisfactory evidence of authority of the party making such request that may be required by the Warrant Agent. Thereupon the Warrant Agent shall, subject to the last sentence of this first paragraph of Section 6, countersign and deliver to the Person entitled thereto a Warrant Certificate as so requested. The Holder shall be responsible for any tax or governmental charges imposed in connection with any transfer of any Warrant Certificate and, to the extent the Company may be liable for such tax or charges, the Company shall not be required to deliver any Warrant Certificate until the Holder requesting such transfer has paid any tax or governmental charge imposed in connection with such transfer or until it has been established to the Company’s reasonable satisfaction that no such tax or governmental charge is due. The Warrant Agent shall not have any duty or obligation to take any action under any section of this Agreement that requires the payment of taxes and/or charges unless and until it is satisfied that all such payments have been made.

(b) If any Warrant Certificate is lost, stolen, mutilated or destroyed, the Company and the Warrant Agent may upon receipt by the Warrant Agent of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of a Warrant Certificate, which evidence shall include an affidavit of loss, or in the case of mutilated certificates, the certificate or portion thereof remaining, and, in case of loss, theft, mutilation or destruction, of indemnity in customary form and amount, provision of an open penalty surety bond satisfactory to the Warrant Agent and holding it and Company harmless, absent notice to Warrant Agent that such certificates have been acquired by a bona fide purchaser and satisfaction of any other reasonable requirements established by Section 8-405 of the Uniform Commercial Code as in effect in the State of New York, and reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto, and upon surrender to the Warrant Agent and cancellation of the Warrant Certificate if mutilated, the Company will issue and deliver a new Warrant Certificate of like tenor to the Warrant Agent for delivery to the Holder in lieu of the Warrant Certificate so lost, stolen, destroyed or mutilated.

(c) A party requesting transfer of Warrant Shares must provide any evidence of authority that may be required by the Warrant Agent, including but not limited to, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association.

Section 7 Exercise of Warrants; Exercise Price; Expiration Date.

(a) The Warrants shall be exercisable during the Exercise Period (as defined in the Warrant Certificate) in accordance with Section 2 of the Warrant Certificate.

(b) In case the Holder of any Warrant Certificate shall exercise fewer than all Warrants evidenced thereby, a new Warrant Certificate evidencing the number of Warrants equivalent to the number of Warrants remaining unexercised may be issued by the Warrant Agent to the Holder of such Warrant Certificate or to his duly authorized assigns in accordance with Section 2 of the Warrant Certificate, subject to the provisions of Section 6 hereof.

(c) The Company shall calculate and transmit to the Warrant Agent, and the Warrant Agent shall have no obligation under this Agreement to calculate, the cashless exercise ratio. The number of Warrant Shares to be issued on such exercise will be determined by the Company (with written notice thereof to the Warrant Agent) using the formula set forth in Section 3(a)(ii) of the Warrant Certificate, the Warrant Agent shall have no duty or obligation to investigate or confirm whether the Company’s determination of the number of Warrant Shares to be issued on such exercise, pursuant to Section 3(a)(ii) of the Warrant Certificate, is accurate or correct.

(d) In the event of a cash exercise of the Warrants, the Company hereby instructs the Warrant Agent to record basis for newly issued Warrant Shares in manner subsequently communicated in writing to the Warrant Agent.

(e) The Company shall provide cost basis for Warrant Shares issued pursuant to a cashless exercise at the time the Company provides the cashless exercise ratio to the Warrant Agent pursuant to Section 3(a)(ii) of the Warrant Certificate.

Section 8 Cancellation and Destruction of Warrant Certificates. All Warrant Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Warrant Agent for cancellation or in canceled form, or, if surrendered to the Warrant Agent, shall be canceled by it (at the expense of the Company), and no Warrant Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Warrant Agent for cancellation and retirement, and the Warrant Agent shall so cancel and retire, any other Warrant Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Warrant Agent shall deliver all canceled Warrant Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Warrant Certificates, and in such case shall deliver a certificate of destruction thereof to the Company, subject to any applicable law, rule or regulation requiring the Warrant Agent to retain such canceled certificates, and the Warrant Agent’s document management policies.

Section 9 Reservation and Availability of Ordinary Shares or Cash.

(a) The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued Ordinary Shares or its authorized and issued Ordinary Shares held in its treasury, free from preemptive rights, the number of Ordinary Shares that will be sufficient to permit the exercise in full of all outstanding Warrants.

(b) The Company further covenants and agrees that it will pay when due and payable any and all federal and state documentary, stamp or similar issue or transfer taxes and governmental charges which may be payable in respect of the original issuance or delivery of the Warrants or the Warrant Shares. The Company shall not, however, be required to pay any tax or governmental charge which may be payable in respect of any transfer of Warrants or Warrant Shares or the issuance or delivery of Warrant Shares in a name other than that of the Holder of the Warrants surrendered for exercise, all such taxes and governmental charges being the responsibility of the Holder of the Warrants or Warrant Shares at the time of such transfer or of the Holder of the Warrants at the time of such exercise, as applicable, and, to the extent the Company may be liable for such taxes or charges, the Company shall not be required to issue or deliver any Warrant Certificate or certificate for Warrant Shares until such taxes or governmental charges have been duly paid or until the Holder has been established to the Company’s reasonable satisfaction that no such tax or governmental charge is due.

Section 10 Adjustment of Exercise Price or Warrant Shares. The Exercise Price and the number of Warrant Shares to be issued upon exercise of the Warrants are subject to adjustment from time to time upon the occurrence of certain events as provided in Section 5 of the Warrant Certificate (“Adjustment Events”). All Warrants originally issued by the Company subsequent to any adjustment made to the Exercise Price pursuant to the Warrant Certificate shall evidence the right to purchase, at the adjusted Exercise Price per share, a number of Warrant Shares per Warrant equal to the number of Warrant Shares (as adjusted) in effect from time to time hereunder upon exercise of the Warrants, all subject to further adjustment as provided herein and in the Warrant Certificate. The Company hereby agrees that it will provide the Warrant Agent with reasonable notice of Adjustment Events. The Company further agrees that it will provide the Warrant Agent with any new or amended terms. The Warrant Agent shall have no obligation under any section of this Agreement to determine whether an Adjustment Event has occurred or to calculate any of the adjustments set forth herein.

Section 11 Certification of Adjusted Exercise Price or Warrant Shares. Whenever the Exercise Price or the number of Warrant Shares with respect to each Warrant is adjusted as provided herein or in the Warrant Certificate, the Company shall (a) promptly prepare a certificate setting forth the Exercise Price and number of Warrant Shares as so adjusted, and a brief statement of the facts accounting for such adjustment; (b) promptly file with the Warrant Agent and with each transfer agent for the Ordinary Shares a copy of such certificate; and (c) instruct the Warrant Agent to send a copy thereof to each Holder. The Warrant Agent shall be fully protected in relying on such certificate and on any such adjustment or statement contained therein and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, any such adjustment or any such event unless and until it shall have received such certificate is accurate and correct.

Section 12 Fractional Ordinary Shares.

(a) The Company shall not issue fractions or scrip representing fractional shares of Warrants or distribute Warrant Certificates which evidence fractional Warrants. If, on Exercise of a Warrant, the Holder would be entitled to a fractional Ordinary Share or a right to acquire a fractional Ordinary Share, such fractional share shall be disregarded and the number of Ordinary Shares issuable upon Exercise shall be the next higher whole number of shares.

(b) The Company shall not issue fractions of Ordinary Shares upon exercise of Warrants or distribute stock certificates which evidence fractional Ordinary Shares. Whenever any fraction of an Ordinary Shares would otherwise be required to be issued or distributed, the actual issuance or distribution in respect thereof shall be made in accordance with Section 6 of the Warrant Certificate.

Section 13 Conditions of the Warrant Agent’s Obligations. The Warrant Agent accepts its obligations herein set forth upon the express (and no implied) terms and conditions hereof, including the following to all of which the Company agrees and to all of which the rights hereunder of the Holders from time to time of the Warrant Certificates shall be subject:

(a) Compensation and Indemnification. The Company agrees to pay the Warrant Agent such fees set forth on the fee schedule as mutually agreed between the Company and the Warrant Agent and to reimburse the Warrant Agent for reasonable and documented out-of-pocket expenses (including reasonable counsel fees and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder) incurred by the Warrant Agent in connection with the services rendered hereunder by the Warrant Agent. The Company also agrees to indemnify the Warrant Agent for, and to hold it harmless against, any loss, liability damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including, without limitation, the reasonable fees and expenses of legal counsel) incurred without gross negligence, bad faith or willful misconduct on the part of the Warrant Agent (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction), for any action taken, suffered or omitted to be taken by the Warrant Agent in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the reasonable costs and expenses of defending against any claim in connection herewith, directly or indirectly, or of enforcing its right of indemnification under this Agreement. The costs and expenses incurred in enforcing this right of indemnification shall also be paid by the Company.

(b) Agent for the Company. In acting under this Agreement and in connection with the Warrant Certificates, the Warrant Agent is acting solely as agent of the Company and does not assume any obligations or relationship of agency or trust for or with any of the Holders of Warrant Certificates or beneficial owners of Warrants.

(c) Documents. The Warrant Agent shall be protected and shall incur no liability for or in respect of any action taken or omitted by it in reliance upon any Warrant Certificate, notice, direction, consent, certificate, affidavit, statement or other paper or document reasonably believed by it to be genuine and to have been presented or signed by the proper parties.

(d) Certain Transactions. The Warrant Agent, and its officers, directors and employees, may become the owner of, or acquire any interest in, Warrants, with the same rights that it or they would have if it were not the Warrant Agent hereunder, and, to the extent permitted by applicable law, it or they may engage or be interested in any financial or other transaction with the Company and may act on, or as depositary, trustee or agent for, any committee or body of holders of Warrant Shares or other obligations of the Company as freely as if it were not the Warrant Agent hereunder. Nothing in this Agreement shall be deemed to prevent the Warrant Agent from acting as trustee under any indenture to which the Company is a party.

(e) No Liability for Interest. Unless otherwise agreed in writing with the Company, the Warrant Agent shall have no liability for interest on any monies at any time received by it pursuant to any of the provisions of this Agreement or of the Warrant Certificates.

(f) No Liability for Invalidity. The Warrant Agent shall have no liability with respect to any invalidity of this Agreement or any of the Warrant Certificates (except as to the Warrant Agent’s countersignature thereon, which may be either manual, electronic or facsimile signature).

(g) No Responsibility for Representations. The Warrant Agent shall not be responsible for any of the recitals or representations herein or in the Warrant Certificates (except as to the Warrant Agent’s countersignature thereon, which may be either manual, electronic or facsimile signature), all of which are made solely by the Company.

(h) No Implied Obligations. The Warrant Agent shall be obligated to perform only such duties as are herein and in the Warrant Certificates specifically set forth and no implied duties or obligations shall be read into this Agreement or the Warrant Certificates against the Warrant Agent. The Warrant Agent shall not be under any obligation to take any action hereunder which may tend to involve it in any expense or liability, the payment of which within a reasonable time is not, in its reasonable opinion, assured to it. The Warrant Agent shall not be accountable or under any duty or responsibility for the use by the Company of any of the Warrant Certificates authenticated by the Warrant Agent and delivered by it to the Company pursuant to this Agreement or for the application by the Company of the proceeds of the Warrant Certificates. The Warrant Agent shall have no duty or responsibility in case of any default by the Company in the performance of its covenants or agreements contained herein or in the Warrant Certificates or in the case of the receipt of any written demand from a Holder of a Warrant Certificate with respect to such default, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law. Provided that the Warrant Agent has performed its duties as soon as commercially practicable, the Warrant Agent shall not be liable for the Company’s failure to timely deliver the Warrant Shares pursuant to the terms of the Warrants, nor shall the Warrant Agent be liable for any liquidated damages or any other damages associated therewith.

(i) No Duty to Verify Beneficial Ownership. The Warrant Agent shall not have any obligation to verify or confirm the beneficial ownership of Ordinary Shares or any other security of any Holder at any time, and it shall not have any responsibility or liability with respect to the provisions under Section (2)(i) of the Warrant Certificate, including for any exercise of a Warrant that is not in compliance with the exercise limitations thereunder.

(j) Limitation of Liability. Notwithstanding anything contained herein to the contrary, the Warrant Agent’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid hereunder by the Company to Warrant Agent as fees and charges, but not including reimbursable expenses, during the twelve (12) months immediately preceding the event for which recovery from Warrant Agent is being sought.

(k) Consequential Damages. Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, punitive, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

(l) Legal Opinion. As of the date hereof, the Company shall have provided to the Warrant Agent an opinion of counsel, which shall state that all Warrants, and when issued the Warrants Shares, as applicable, (i) were offered, sold or issued as part of an offering that was registered in compliance with the Securities Act of 1933, as amended or pursuant to an exemption from the registration requirements of the 1933 Act, as amended (as the case may be) and (ii) are duly authorized, validly issued by the Company in accordance with the Constitution of the Company and are “non-assessable.” For the purpose of this provision, the term “non-assessable” in relation to the Warrants and, when issued, the Warrant Shares, as applicable, means that holders of such Warrants and Warrant Shares, as applicable, having duly and fully paid up all amounts due on such Warrants and Warrant Shares (if any), are under no further liability to make contributions to the Company solely in their capacities, or by virtue of the holder’s ownership of such Warrants and Warrant Shares, as applicable.

(m) Confidentiality. The Warrant Agent and the Company agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public warrant holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services set forth in the fee schedule mutually agreed upon by the parties hereto shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

(n) Survival. Notwithstanding anything contained herein to the contrary, the provisions of this Section 13 shall survive termination of this Agreement, the expiration of the Warrants and/or the resignation, removal or replacement of the Warrant Agent.

Section 14 Purchase or Consolidation or Change of Name of Warrant Agent.

(a) Any Person into which the Warrant Agent or any successor Warrant Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Warrant Agent or any successor Warrant Agent shall be party, or any Person succeeding to the corporate trust business of the Warrant Agent or any successor Warrant Agent, shall be the successor to the Warrant Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under the provisions of Section 16. In case at the time such successor Warrant Agent shall succeed to the agency created by this Agreement any of the Warrant Certificates shall have been countersigned but not delivered, any such successor Warrant Agent may adopt the countersignature of the predecessor Warrant Agent and deliver such Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates shall not have been countersigned, any successor Warrant Agent may countersign such Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor Warrant Agent; and in all such cases such Warrant Certificates shall have the full force provided in the Warrant Certificates and in this Agreement.

(b) In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrant Certificates shall have been countersigned but not delivered, the Warrant Agent may adopt the countersignature under its prior name and deliver Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases such Warrant Certificates shall have the full force provided in the Warrant Certificates and in this Agreement.

Section 15 Duties of Warrant Agent. The Warrant Agent undertakes the duties and obligations imposed by this Agreement upon the following express terms and conditions, by all of which the Company, by its acceptance hereof, shall be bound:

(a) From time to time, the Company may provide Warrant Agent with instructions concerning the services performed by the Warrant Agent hereunder. In addition, at any time Warrant Agent may apply to any officer of Company for instruction, and may consult with legal counsel satisfactory to it, who may be legal counsel for the Company, with respect to any matter arising in connection with the services to be performed by the Warrant Agent under this Agreement. The advice or opinion of such counsel shall be full and complete authorization and protection for the Warrant Agent and its agents and subcontractors in respect of any action taken, suffered or omitted by it hereunder in the absence of bad faith and in accordance with the advice or opinion of such counsel. The Warrant Agent and its agents and subcontractors shall not be liable and shall be indemnified by Company for any action taken, suffered or omitted by Warrant Agent in the absence of bad faith and in reliance upon any Company instructions or upon the advice or opinion of such counsel. Warrant Agent shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from Company.

(b) Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the Chief Executive Officer, President, Chief Financial Officer, any Executive Vice President or any Senior Vice President of the Company; and such certificate shall be full authorization and protection to the Warrant Agent, and the Warrant Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken in the absence of bad faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) Subject to the limitation set forth in Section 13, the Warrant Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction).

(d) The Warrant Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Warrant Certificates (except its countersignature thereof, which may be either manual, electronic or facsimile signature) by the Company or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e) The Warrant Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Warrant Agent) or in respect of the validity or execution of any Warrant Certificate (except its countersignature thereof, which may be either manual, electronic or facsimile signature); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant Certificate; nor shall it be responsible for the adjustment of the Exercise Price or the making of any change in the number of Ordinary Shares required under the provisions of Section 10 or 12 or responsible for the manner, method or amount of any such change or the ascertaining of the existence of facts that would require any such adjustment or change (except with respect to the exercise of Warrants evidenced by Warrant Certificates after actual notice of any adjustment of the Exercise Price); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Ordinary Shares to be issued pursuant to this Agreement or any Warrant Certificate or as to whether any Ordinary Shares will, when issued, be duly authorized, validly issued and fully paid.

(f) The Company shall perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing by the Warrant Agent of the provisions of this Agreement.

(g) The Warrant Agent is hereby authorized to accept instructions with respect to the performance of its duties hereunder from the Chief Executive Officer, President, Chief Financial Officer, any Executive Vice President or any Senior Vice President of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable and shall be indemnified and held harmless for any action taken or, suffered or omitted to be taken by it in the absence of bad faith in accordance with instructions of any such officer, provided Warrant Agent carries out such instructions without gross negligence, bad faith or willful misconduct (which gross negligence, bad faith, or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction).

(h) The Warrant Agent and any shareholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

(i) The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents, and the Warrant Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final, non-appealable judgment of a court of competent jurisdiction) in the selection or continued employment thereof.

Section 16 Change of Warrant Agent. The Warrant Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days’ notice in writing sent to the Company and to each transfer agent of the Ordinary Shares, and to the Holders of record of the Warrant Certificates. In the event the transfer agency relationship in effect between the Company and the Warrant Agent terminates, the Warrant Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice thereunder. The Company may remove the Warrant Agent or any successor Warrant Agent upon thirty (30) days’ notice in writing, sent to the Warrant Agent or successor Warrant Agent, as the case may be, and to each transfer agent of the Ordinary Shares, and to the Holders of the Warrant Certificates. If the Warrant Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Warrant Agent or by the Holder of a Warrant Certificate (who shall, with such notice, submit his Warrant Certificate for inspection by the Company), then the Holder of any Warrant Certificate may apply to any court of competent jurisdiction for the appointment of a new Warrant Agent, provided that, for purposes of this Agreement, the Company shall be deemed to be the Warrant Agent until a new warrant agent is appointed. Any successor Warrant Agent, whether appointed by the Company or by such a court, shall be a Person, other than a natural person organized and doing business under the laws of the United States or of a state thereof, in good standing, which is authorized under such laws to exercise stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Warrant Agent a combined capital and surplus of at least $50,000,000. After appointment, the successor Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed; but the predecessor Warrant Agent shall deliver and transfer to the successor Warrant Agent any property at the time held by it hereunder, and execute and deliver any conveyance, act or deed necessary for the purpose, but such predecessor Warrant Agent shall not be required to make any additional expenditure (without proper reimbursement by the Company) or assume any additional liability in connection with the foregoing. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Warrant Agent and each transfer agent of the Ordinary Shares, and mail a notice thereof in writing to the Holders of the Warrant Certificates. However, failure to give any notice provided for in this Section 16, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of the successor Warrant Agent, as the case may be.

Section 17 Issuance of New Warrant Certificates. Notwithstanding any of the provisions of this Agreement or of the Warrants to the contrary, the Company may, at its option, issue new Warrant Certificates evidencing Warrants in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Exercise Price per share and the number or kind or class of shares of stock or other securities or property purchasable under the several Warrant Certificates made in accordance with the provisions of this Agreement.

Section 18 Funds. All funds received by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of its services hereunder (the “Funds”) shall be held by Computershare as agent for the Company and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for the Company. Until paid pursuant to this Agreement, Computershare may hold or invest the Funds through such accounts in: (a) funds backed by obligations of, or guaranteed by, the United States of America; (b) debt or commercial paper obligations rated A-1 or P-1 or better by S&P Global Inc. (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”), respectively; (c) U.S. government and Treasury backed AAA-rated Fixed NAV money market funds that comply with Rule 2a-7 of the Investment Company Act of 1940, as amended; or (d) short term certificates of deposit, bank repurchase agreements, and bank accounts with commercial banks with Tier 1 capital exceeding $1 billion, or with an investment grade rating by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Warrant Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit or investment made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits or investments. The Warrant Agent shall not be obligated to pay such interest, dividends or earnings to the Company, any holder or any other party. The Warrant Agent shall forward funds received for warrant exercises in a given month by the fifth (5th) business day of the following month by wire transfer to an account designated by the Company.

Section 19 Notices. Notices or demands authorized by this Agreement to be given or made (i) by the Warrant Agent or by the Holder of any Warrant Certificate to or on the Company; (ii) subject to the provisions of Section 16, by the Company or by the Holder of any Warrant Certificate to or on the Warrant Agent; or (iii) by the Company or the Warrant Agent to the Holder of any Warrant Certificate, shall be deemed given (a) on the date delivered, if delivered personally, (b) on the date deposited thereof with Federal Express or another recognized overnight courier, if sent by Federal Express or another recognized overnight courier, (c) on the date of the mailing thereof with postage prepaid, if mailed by registered or certified mail (return receipt requested), and (d) except in the case of the Warrant Agent, the date of transmission, if such notice or communication is delivered via email attachment at or prior to 5:30 p.m. (Eastern time) on a Business Day and (e) except in the case of the Warrant Agent, the next Business Day after the date of transmission, if such notice or communication is delivered via email attachment on a day that is not a Business Day or later than 5:30 p.m. (Eastern time) on any Business Day, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to the Company, to:

Maxeon Solar Technologies, Ltd.
8 Marina Boulevard #05-02
Marina Bay Financial Center, 018981
Singapore
Attention: Lindsey Wiedmann, Chief Legal Officer
Email: lindsey.wiedmann@maxeon.com
with copies (which shall not constitute notice) to:

White & Case
16th floor, York House, The Landmark
15 Queen’s Road Central
Hong Kong
Attention: Jessica Zhou; Kaya Proudian
Email: jessica.zhou@whitecase.com; kproudian@whitecase.com

(b) If to the Warrant Agent, to:

Computershare Trust Company, N.A.
Computershare Inc.
150 Royall Street
Canton, MA 02021
Attention: Client Services

For any notice delivered by email to be deemed given or made, such notice must be followed by notice sent by overnight courier service to be delivered on the next business day following such email, unless the recipient of such email has acknowledged via return email receipt of such email.

(c) If to the Holder of any Warrant Certificate, to the address of such Holder as shown on the registry books of the Company. Any notice required to be delivered by the Company to the Holder of any Warrant may be given by the Warrant Agent on behalf of the Company. Notwithstanding any other provision of this Agreement, where this Agreement provides for notice of any event to a Holder of any Warrant, such notice shall be sufficiently given if given to the Depositary (or its designee) pursuant to the procedures of the Depositary or its designee.

Section 20 Supplements and Amendments.

(a) The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any Holders of the Warrants in order to add to the covenants and agreements of the Company for the benefit of the Holders of the Warrants or to surrender any rights or power reserved to or conferred upon the Company in this Agreement, provided that such addition or surrender shall not adversely affect the interests of the Holders of the Warrants in any material respect. As a condition precedent to the Warrant Agent’s execution of any amendment, the Company shall deliver to the Warrant Agent a certificate from a duly authorized officer of the Company that states that the proposed amendment is in compliance with the terms of this Section 20. No supplement or amendment to this Agreement shall be effective unless executed by the Warrant Agent. The Warrant Agent may, but shall not be obligated to, execute any amendment or supplement or waiver that affects the Warrant Agent’s own rights, liabilities, duties, obligations or immunities under this Agreement.

(b) In addition to the foregoing, with the consent of Holders of a majority of the outstanding Warrants, the Company and the Warrant Agent may modify this Agreement and/or the Warrant Certificate for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or the Warrant Certificate or modifying in any manner the rights of the Holders of the Warrants; provided, however, that no modification of the terms upon which the Warrants are exercisable (including, but not limited to, the Exercise Price, the number of Warrant Shares, the Black Scholes Value (as defined in the form of the Warrant Certificate), Section 5(g) of the Warrant Certificate and adjustments described in Section 10) or of this Section 20 or how the number of Warrant Shares into which the Warrants will be convertible is determined may be made without the consent of the Holder of each outstanding Warrant. Any Warrants held by the Company or its Affiliates shall be deemed not to be outstanding for purposes of this Section 20(b). The Company will provide written notice to the Warrant Agent of any amendment to the terms of any Warrants with one or more Holders. The Company shall not amend the Warrants without the written consent of the Warrant Agent, not to be unreasonably withheld or delayed.

Notwithstanding anything to the contrary in this Agreement, solely for purposes of determining whether any notice, direction, action to be taken or consent to be given under this Agreement is authorized, provided or given (as the case may be) by Holders of a sufficient aggregate principal amount of the Warrants, a beneficial owner of an interest in the Warrant shall be treated as a Holder, and the Company shall accept evidence of such beneficial ownership provided by such owner (with written notice thereof to the Warrant Agent), which may be in the form of “screenshots” or other reasonable or customary electronic or other evidence of such beneficial owner’s position.

Section 21 Successors. All covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 22 Benefits of this Agreement. Nothing in this Agreement shall be construed to give any Person other than the Company, the Holders of Warrants and the Warrant Agent any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the Holders of the Warrants.

Section 23 Governing Law. This Agreement and each Warrant Certificate issued hereunder shall be governed by and construed in accordance with the law of the State of New York, without regard to the principles of conflicts of law thereof. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.

Section 24 Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

Section 25 Force Majeure. Notwithstanding anything to the contrary contained herein, the Warrant Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, epidemic, pandemic, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

Section 26 Entire Agreement. This Agreement and the Warrant Certificate contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. Notwithstanding anything to the contrary contained in this Agreement, in the event of inconsistency between any provision in this Agreement and any provision in a Warrant Certificate, as it may from time to time be amended, all rights, duties, obligations, liabilities and immunities of the Warrant Agent shall be governed and controlled by this Agreement. The Company shall not amend any provisions of the Warrant Certificate without the prior consent of the Warrant Agent, not to be unreasonably withheld or delayed.

Section 27 Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement; provided, however, that if such prohibited and invalid provision shall adversely affect the rights, immunities, liabilities, duties or obligations of the Warrant Agent, the Warrant Agent shall be entitled to resign immediately upon written notice to the Company.

Section 28 Captions. The captions of the sections of this Agreement have been inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Kai Strohbecke
Name:	Kai Strohbecke
Title:	Authorized Signatory

COMPUTERSHARE TRUST COMPANY, N.A., and COMPUTERSHARE INC., collectively as Warrant Agent

By:	/s/ Collin Ekeogu
Name:	Collin Ekeogu
Title:	Senior Manager, Corporate Actions

Exhibit 1

Form of Global Warrant Certificate

This Global Warrant Certificate is held by The Depository Trust Company (the “Depository”) or its nominee in custody for the benefit of the beneficial owners hereof, and is not transferable to any Person under any circumstances except that (i) this Global Warrant Certificate may be exchanged in whole but not in part pursuant to Section 6(a) of the Warrant Agency Agreement, (ii) this Global Warrant Certificate may be delivered to the Warrant Agent for cancellation pursuant to Section 8 of the Warrant Agency Agreement and (iii) this Global Warrant Certificate may be transferred to a successor Depository with the prior written consent of the Company.

Unless this Global Warrant Certificate is presented by an authorized representative of the Depository to the Company or the Warrant Agent for registration of transfer, exchange or payment and any certificate issued is registered in the name of Cede & Co. or such other entity as is requested by an authorized representative of the Depository (and any payment hereon is made to Cede & Co. or to such other entity as is requested by an authorized representative of the Depository), any transfer, pledge or other use hereof for value or otherwise by or to any Person is wrongful because the registered owner hereof, Cede & Co., has an interest herein.

Transfers of this Global Warrant Certificate shall be limited to transfers in whole, but not in part, to nominees of the Depository or to a successor thereof or such successor’s nominee, and transfers of portions of this Global Warrant Certificate shall be limited to transfers made in accordance with the restrictions set forth in Section 6 of the Warrant Agency Agreement.

No registration or transfer of the securities issuable pursuant to the Warrant will be recorded on the books of the Company until such provisions have been complied with.

Certificate No.	CUSIP: Y58473 110 Warrant Number: [ ] Issuance Date: [ ]

MAXEON SOLAR TECHNOLOGIES, LTD.

GLOBAL WARRANT TO PURCHASE ORDINARY SHARES

FORM OF FACE OF WARRANT CERTIFICATE

VOID AFTER JANUARY 15, 2028,

UNLESS EARLIER TERMINATED PURSUANT TO THE TERMS HEREOF

THIS GLOBAL WARRANT CERTIFICATE CERTIFIES that Cede & Co. or any transferee, assignee or other subsequent holder hereof (“Holder”) is the registered holder in custody for the benefit of the beneficial owners hereof of a Warrant (the “Warrant”) of Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”), to purchase fully paid ordinary shares of the Company, no par value per share (“Ordinary Shares”) (the “Warrant Shares”), in an amount determined pursuant to Section 1 below, subject to adjustment as provided herein, at a price equal to the Exercise Price as defined in Section 1 below, at any time during the Exercise Period (as defined below).

This Global Warrant Certificate is not valid unless countersigned and registered by the Warrant Agent.

REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS WARRANT CERTIFICATE SET FORTH ON THE REVERSE HEREOF. SUCH FURTHER PROVISIONS SHALL FOR ALL PURPOSES HAVE THE SAME EFFECT AS THOUGH FULLY SET FORTH AT THIS PLACE.

IN WITNESS WHEREOF, the undersigned has executed this Global Warrant Certificate as of the Issuance Date set out above.

MAXEON SOLAR TECHNOLOGIES, LTD.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A., and COMPUTERSHARE INC., collectively as Warrant Agent

By:
Name:
Title:

FORM OF REVERSE OF GLOBAL WARRANT CERTIFICATE

MAXEON SOLAR TECHNOLOGIES, LTD.

The Holder agrees with the Company that this Warrant to Purchase Ordinary Shares of the Company (this “Warrant” or this “Agreement”) is issued and all rights hereunder shall be held subject to all of the conditions, limitations and provisions set forth herein.

1.	Date of Issuance and Term.

This Warrant shall be deemed to be issued on June 20, 2024 (“Date of Issuance”). The term of this Warrant begins on the Date of Issuance and ends at 5:00 p.m., New York City time, on January 15, 2028 (the “Maturity Date”) unless terminated earlier in accordance with Section 2(g) of this Warrant. This Warrant was issued in conjunction with those certain Exchange Agreements, between the Company and the holders identified therein (in such capacity, a “Holder”) (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Exchange Agreement”).

The number of Warrant Shares into which this Warrant will be exercisable shall equal up to 10% of the outstanding Ordinary Shares of the Company on a fully diluted basis on the Determination Date (with the percentage calculated in accordance with the Warrant Agency Agreement). The exercise price will be set on the Determination Date and shall initially equal 175% of the FPA Price per Ordinary Share, subject to adjustment pursuant to the terms hereof (as so adjusted, the “Exercise Price”).

After the Determination Date, if this Warrant has not been terminated pursuant to Section 2(g), the Company shall promptly deliver to the Warrant Agent and the Holder a notice setting forth (i) the number of Warrant Shares into which this Warrant is exercisable and (ii) the Exercise Price. The Company shall, upon the written request at any time of the Holder, furnish to the Holder a like Warrant setting forth such number of Warrant Shares and Exercise Price.

For the purposes of the determination of the number of Warrant Shares into which this Warrant will be exercisable and other determinations under this Warrant, “on a fully diluted basis” shall mean all Ordinary Shares outstanding as of the applicable measurement date together with all Ordinary Shares then issuable upon (i) the conversion of the First Lien Notes at the then applicable conversion rate, (ii) the conversion of the Second Lien Notes at the then applicable conversion rate, (iii) the conversion of the Company’s 6.50% Green Convertible Senior Notes due 2025 (the “2025 Notes”), at the then applicable conversion rate, (iv) the exercise in full of this Warrant and all other Warrants held by the Holders at the then applicable Exercise Price, (v) the exercise in full of the Forward Purchaser Warrant, (vi) the exercise of TZE’s option to purchase additional Ordinary Shares under the Amended and Restated Option Agreement, dated as of May 30, 2024, by and between the Company and TZE, (vii) the purchase of Forward Purchase Shares, and (viii) the full exercise, exchange, settlement or conversion of any other Equity Securities or debt securities of the Company that are outstanding (whether vested or unvested) as of immediately prior to the applicable measurement date, including pursuant to any Company Equity Awards; provided that, all conditions to the convertibility and/or exercisability of the Equity Securities and debt securities of the Company, shall be deemed to have been satisfied and the number of Ordinary Shares issuable upon exercise of the Warrant or any other warrants or options shall be deemed to be the number of Ordinary Shares issuable if such securities are exercised for cash as of the date of determination.

For purposes hereof:

“Affiliate” means any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144.

“Amended 2029 First Lien Notes Indenture” means the indenture entered into among the Company, the Guarantors named therein, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee, and Rizal Commercial Banking Corporation—Trust and Investment Group, as Philippine Supplemental Collateral Trustee, as will be amended and supplemented by a supplemental indenture, in relation to the Amended 2029 First Lien Notes, as may be further amended and supplemented from time to time.

“Attribution Parties” means, with respect to a beneficial owner of the Warrants, collectively, the following persons and entities: (i) any direct or indirect Affiliates of the Holder, (ii) any person acting or who could be deemed to be acting as a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) together with such beneficial owner or any Attribution Parties and (iii) any other persons whose beneficial ownership of the Ordinary Shares would or could be aggregated with the beneficial owner and/or any other Attribution Parties for purposes of Section 13(d) of the Exchange Act.

“Black Scholes Value” means the value of the Warrant at the time of the public announcement of the applicable Fundamental Transaction, as determined by the Board of Directors of the Company (the “Board of Directors”), in good faith, based upon the advice of an independent bank of national standing selected by the Board of Directors, and shall be determined by customary investment banking practices using the Black Scholes model using option pricing inputs selected within one month prior to such public announcement. For purposes of calculating such amount, (i) the term of the Warrant will be the time from the Fundamental Transaction Date to the Maturity Date and the exercise price shall be the then applicable Exercise Price, (ii) the assumed volatility will be the 90-day historical volatility of the Ordinary Shares as shown at the time of determination on Bloomberg or, if such information is not available, 90-day historical volatility of the Ordinary Shares as determined in a commercially reasonably manner by the Board of Directors upon the advice of such bank, but in no case in excess of 85%, (iii) the assumed risk-free rate will equal the yield on U.S. Treasury securities having a maturity nearest to but not later than the Maturity Date, (iv) the price of each Ordinary Share will be the arithmetic average of the VWAP of the Ordinary Shares on each of the ten (10) consecutive Trading Days immediately prior to the public announcement of the applicable Fundamental Transaction and (v) cost of borrowing will be one percent per annum. Prior to the Determination Date, the Exercise Price shall be deemed to be 1.3125 times the price per share under clause (iv) above.

“Business Day” means any day, other than a Saturday, Sunday or other day on which commercial banks in the City of New York and Singapore are authorized or required by law to remain closed.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of the Company and all warrants or options to acquire such capital stock.

“Carryover Warrants” shall mean, for each Warrant, that portion of such Warrant equal to one minus the Black Scholes Proportion, which shall be exercisable for the amount of Registered and Listed Shares that would have been received with respect to the Warrant Shares that would have resulted from exercise of such Warrant immediately prior to consummation of the applicable Fundamental Transaction.

“Cash” means such coin or currency of the United States as at any time of payment is legal tender for the payment of public and private debts.

“Close of Business” on any given date means 5:00 p.m., Eastern time, on such date; provided, however, that if such date is not a Business Day it means 5:00 p.m., Eastern time, on the next succeeding Business Day.

“Closing Sale Price” means, as of any date, the last reported per share sales price of an Ordinary Share or any other security on such date (or, if no last reported sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices on such date) as reported by the principal U.S. national or regional securities exchange or quotation system on which the Ordinary Shares or such other security is then listed or quoted; provided, however, that in the absence of such quotations, the Board of Directors will make a good faith determination of the Closing Sale Price.

“Company Equity Award” means, as of any determination time, each award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of the Company or any of its Subsidiaries (the “Group Company”) of rights of any kind to acquire or receive any Equity Security of any Group Company under any Company Equity Plan or otherwise that is outstanding.

“Company Equity Plans” means, each plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to acquire or receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.

“Convertible Securities” mean any share or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

“Current Market Price” means, in connection with a dividend, issuance or distribution, the volume weighted average price per Ordinary Share for the twenty (20) Trading Days ending on, but excluding, the earlier of the date in question and the Trading Day immediately preceding the Ex-Date for such dividend, issuance or distribution for the regular trading session (including any extensions thereof, without regard to pre-open or after hours trading outside of such regular trading session) as reported by the principal U.S. national or regional securities exchange or quotation system on which the Ordinary Shares or such other security is then listed or quoted, whichever is applicable, as published by Bloomberg at 4:15 P.M., New York City time (or 15 minutes following the end of any extension of the regular trading session), on such Trading Day, or if such volume weighted average price is unavailable or in manifest error as reasonably determined in good faith by the Board of Directors, the market value of one Ordinary Share during such twenty (20) Trading Day period determined using a volume weighted average price method by an independent nationally recognized investment bank or other qualified financial institution selected by the Board of Directors. If the Ordinary Shares are not traded on any U.S. national or regional securities exchange or quotation system, the Current Market Price shall be the price per Ordinary Share that the Company could obtain from a willing buyer for Ordinary Shares sold by the Company from authorized but unissued Ordinary Share, as such price shall be determined by a nationally recognized independent investment banking firm selected by the Company.

“Determination Date” means the 10th Business Day after the FPA Closing.

“Equity Securities” means any share, share capital, Capital Stock, partnership, right of first refusal, restricted stock units, subscription rights, purchase rights, membership, joint venture, or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, call, put, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Ex-Date” means, when used with respect to any issuance of or distribution in respect of the Ordinary Shares or any other securities, the first date on which the Ordinary Shares or such other securities trade without the right to receive such issuance or distribution.

“Excess Shares” means, with respect to a beneficial owner of the Warrants, in connection with any exercise of the Warrant, the number of Ordinary Shares equal to (i) the Pro Forma Owned Shares less (ii) the Exercise Cap, to the extent it is greater than zero.

“Exchange” means any of The New York Stock Exchange, The NASDAQ Global Market or The NASDAQ Global Select Market (or any of their respective successors).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exercise Cap” means, with respect to the Holder, in connection with any exercise of the Warrant, the number of Ordinary Shares equal to the product of the Maximum Percentage and the Pro Forma Outstanding Share Numbers.

“Exercise Cap Limitation” means the limitation on the Company to issue any Ordinary Shares to any Holder as a result of Section 2(i).

“Exercise Period” means the period commencing on the date that is 10 Business Days after the FPA Closing and ending on the Maturity Date.

“First Lien Notes” means, collectively, (i) $207 million Variable-Rate First Lien Senior Secured Convertible Notes due 2029 of the Company, and (ii) $97.5 million 9.00% First Lien Senior Secured Convertible Notes due 2029 (the “New 2029 First Lien Notes”).

“First Lien Notes Indentures” means, collectively, the Amended 2029 First Lien Notes Indenture and the New 2029 First Lien Notes Indenture.

“Fundamental Transaction Date” means the date on which a Fundamental Transaction is consummated.

“Fundamental Transaction” means any of the following events:

(a) a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than the Company or its wholly owned Subsidiaries, or their respective employee benefit plans), files a Schedule TO (or any successor schedule, form or report) or any report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner” (as defined below) of Ordinary Shares representing more than fifty percent (50%) of the voting power of all of the Ordinary Shares; provided, however, that, for purposes of this clause (a), no person or group will be deemed to be a beneficial owner of any securities tendered pursuant to a tender offer or exchange offer made by or on behalf of such person or group until such tendered securities are accepted for purchase or exchange in such offer;

(b) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person, other than solely to one or more of the Company’s wholly owned Subsidiaries; or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) (other than changes solely resulting from a subdivision or combination of the Ordinary Shares or solely a change in the par value or nominal value of the Ordinary Shares) all of the Ordinary Shares are exchanged for, converted into, acquired for, or constitute solely the right to receive, other securities, cash or other property; provided, however, that any transaction described in clause (b)(ii) above pursuant to which the Persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Transaction pursuant to this clause (b);

(c) the Company’s shareholders approve any plan or proposal for the liquidation or dissolution of the Company;

(d) the Forward Purchaser or any of its Affiliates become the direct or indirect “beneficial owner” of Ordinary Shares representing more than the greater of (i) eighty-five percent (85%) of the voting power of all of the Ordinary Shares, and (ii) the Relevant Investor Ownership Percentage;

(e) at any time after Issuance Date, the Ordinary Shares are not listed on an Exchange;

provided, however, that (i) a transaction or event described in clause (a) or (b) above will not constitute a Fundamental Transaction if at least ninety percent (90%) of the Market Price of the consideration received or to be received by the holders of Ordinary Shares (excluding cash payments for fractional shares or pursuant to dissenters rights), in connection with such transaction or event, consists of ordinary shares or shares of common stock or other corporate common equity listed on any of Exchange or that will be so listed when issued or exchanged in connection with such transaction or event (such shares, “Registered and Listed Shares”), and such transaction or event constitutes a Reorganization Event whose Reference Property consists of such consideration; or (ii) a transaction or event described in clause (a) above will not constitute a Fundamental Transaction if such a transaction or event occurs as a result of (w) the Forward Purchaser’s beneficial ownership of any First Lien Notes or any of the Second Lien Notes or the Ordinary Shares such First Lien Notes or Second Lien Notes are convertible into, (x) the Forward Purchaser’s exercise of its right to convert the any First Lien Notes or Second Lien Notes beneficially owned by it pursuant to the terms of the First Lien Notes Indentures or the Second Lien Notes Indenture, (y) the receipt by the Forward Purchaser of any Ordinary Shares issued by the Company in payment of interest due and payable on any First Lien Notes or the Second Lien Notes pursuant to the terms of the First Lien Notes Indentures or the Second Lien Notes Indenture, as the case may be, (z) the receipt by the Forward Purchaser of the Forward Purchase Shares at the FPA Closing, (aa) the receipt by the Forward Purchaser of any Ordinary Shares in connection with any exercise under the Warrant to Purchase Ordinary Shares of the Company held by the Forward Purchaser (the “Forward Purchaser Warrant”), and/or (bb) any other transaction entered into or action taken by the Forward Purchaser pursuant to other agreements and/instruments existing on the Issuance Date, through which the Forward Purchaser acquires Capital Stock of the Company or options, warrants, convertible notes or other securities convertible or exercisable into Capital Stock of the Company (the events and/or transactions described in clauses (w) through (bb), collectively, the “Relevant Investor Events”).

For the purposes of this definition, any transaction or event described in both clause (a) and in clause (b) above (without regard to the proviso in clause (b)) will be deemed to occur solely pursuant to clause (b) above (subject to such proviso).

For the purpose of this Warrant, whether a Person is a “beneficial owner” and whether shares are “beneficially owned” will be determined in accordance with Rule 13d-3 under the Exchange Act.

“Fundamental Transaction Payment Amount” means an amount in Cash equal to the product of (1) the Black Scholes Value multiplied by (2) a fraction, (x) the numerator of which is the Market Price of the Other Property received in exchange for an Ordinary Share in a Fundamental Transaction as of the Fundamental Transaction Date (as determined by an independent investment bank of national standing selected by the Company and determined by customary investment banking practices) and (y) the denominator of which is the sum of (a) the Closing Sale Price of the Registered and Listed Shares received in exchange for an Ordinary Share in a Fundamental Transaction as of the Fundamental Transaction Date (if any), and (b) the Market Price (determined as above) of the Other Property as of the Fundamental Transaction Date received in exchange for an Ordinary Share in a Fundamental Transaction (such fraction referred to herein as the “Black Scholes Proportion”).

For purposes of determining the Fundamental Transaction Payment Amount, if holders of Ordinary Shares are entitled to receive differing forms or types of consideration in any transaction or series of transactions contemplated by the definition of “Fundamental Transaction” each holder shall be deemed to have received the same proportion of Other Property and Registered and Listed Shares that all holders of Ordinary Shares in the aggregate elected or were required to receive in such transaction or transactions.

“Forward Purchase Agreement” means that certain forward purchase agreement, dated as of June 14, 2024, between the Company and Zhonghuan Singapore Investment and Development Pte. Ltd. (in such capacity, the “Forward Purchaser”), pursuant to which the Forward Purchaser agreed to purchase Ordinary Shares (the “Forward Purchase Shares”) for an aggregate purchase price of $100,000,000, subject to the terms and conditions therein.

“FPA Closing” means the closing of the Forward Purchaser’s purchase of the Forward Purchase Shares pursuant to the terms of the Forward Purchase Agreement.

“FPA Price” means the price per share at which the Forward Purchaser purchases the Forward Purchase Shares pursuant to the terms of the Forward Purchase Agreement.

“Holder” has the meaning set forth in the preamble to this Warrant.

“HSR Approval” means the expiration or termination of all waiting periods (and all extensions thereof) in connection with the exercise of this Warrant under the HSR Act.

“Market Price” means (w) if in reference to cash, the current cash value on the date of measurement in U.S. dollars, (x) if in reference to equity securities or securities included within Other Property, which are listed or admitted for trading on a national securities exchange, the average closing price of a share (or similar relevant unit) of such securities as reported on the principal national securities exchange on which the shares (or similar relevant units) of such securities are listed or admitted for trading, (y) if in connection with a determination of Black Scholes Value, the volume weighted average price per Ordinary Share, or (z) in all other cases, the value as determined in good faith by the Board of Directors of the Company. In each such case, the average price shall be averaged over a period of twenty-one (21) consecutive trading days consisting of the trading day immediately preceding the day on which the “Market Price” is being determined and the twenty (20) consecutive trading days prior to such day.

“Maximum Percentage” means 9.9%.

“New 2029 First Lien Notes Indenture” means an indenture between the Company, the Guarantors named therein, DB Trustees (Hong Kong) Limited, as the collateral trustee, and Deutsche Bank Trust Company Americas, as trustee, in relation to the New 2029 First Lien Notes, as may be amended and supplemented from time to time.

“New Warrants” shall have the meaning set forth in Section 5(e)(iii).

“New Warrant Exercise Price” means, with respect to New Warrants, an amount equal to the Exercise Price in effect immediately prior to the time of issuance of New Warrants multiplied by one minus the Black Scholes Proportion.

“Options” means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

“Other Property” means any cash, property or other securities received in a Fundamental Transaction other than Registered and Listed Shares.

“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

“Pro Forma Outstanding Share Numbers” means, with respect to any exercise of the Warrant, the sum of the most recent Reported Outstanding Share Numbers and the number of Warrant Shares to be issued in connection with such exercise, without giving effect to Section 2(i).

“Pro Forma Owned Shares” means with respect to the Holder, in connection with any exercise of the Warrant, the aggregate number of Warrant Shares held and/or beneficially owned by the Holder together with the applicable Attribution Parties, plus the number of Ordinary Shares held and/or beneficially owned by such Holder together with the applicable Attribution Parties plus the number of Warrant Shares issuable upon the exercise of the Warrant with respect to which the determination is being made, without giving effect to Section 2(i), but, for the avoidance of doubt, shall exclude the number of Warrant Shares which would be issuable upon (i) exercise of the remaining outstanding Warrants held and/or beneficially owned by the Holder or the applicable Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company held and/or beneficially owned by such Holder or any applicable Attribution Party (including, without limitation, any convertible notes, convertible stock or warrants) that are subject to a limitation on conversion or exercise analogous to the limitation contained in Section 2(i).

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Ordinary Shares have the right to receive any Cash, securities or other property or in which Ordinary Shares (or other applicable security) is exchanged for or converted into any combination of Cash, securities or other property, the date fixed for determination of holders of Ordinary Shares entitled to receive such Cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

“Relevant Investor Ownership Percentage” means, at any time of determination, a percentage equal to the sum of (A) (x) the voting power of all of the Ordinary Shares beneficially owned by the Forward Purchaser or any of its Affiliates at such time, after giving effect to the Relevant Investor Events, divided by (y) the voting power of all of the outstanding Ordinary Shares of the Company, after giving effect to the Relevant Investor Events and assuming the settlement of the Optional Exchange (as defined in the Second Lien Notes Indenture) in full (without giving any effect to Section 2(i)) and (B) five percent (5%).

“Reported Outstanding Share Number” means the number of outstanding Ordinary Shares as reflected in (1) the Company’s most recent Form 20-F, Current Report on Form 6-K or other public filing with the SEC, as the case may be, or (2) a more recent public announcement by the Company.

“Rule 144” means Rule 144 under the Securities Act.

“Second Lien Notes” means the Convertible Second Lien Senior Secured Notes due 2028 of the Company, which shall include both the Tranche A 4.0% Cash/5.5% PIK Convertible Second Lien Senior Secured Notes due 2028 (“Tranche A Second Lien Convertible Notes”) and the Tranche B Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028.

“Second Lien Notes Indenture” means the indenture entered into among the Company, the Guarantors named therein, Deutsche Bank Trust Company Americas, as trustee, DB Trustees (Hong Kong) Limited, as the collateral trustee, and Rizal Commercial Banking Corporation-Trust and Investment Group, as Philippine Supplemental Collateral Trustee in relation to the Second Lien Notes, as may be amended and supplemented from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity as to which such Person (either alone or through or together with any other Subsidiary), (a) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, (b) has the power to elect a majority of the board of directors or similar governing body, or (c) has the power to direct the business and policies.

“Trading Day” means any day on which the Ordinary Shares are traded for any period on NASDAQ, or on the principal United States securities exchange or market on which the Ordinary Shares are then being traded; provided, however, that during any period in which the Ordinary Shares are not listed or quoted on NASDAQ, or any other United States securities exchange or market, the term “Trading Day” shall mean any Business Day.

“Transfer Agent” means Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, and any successor transfer agent of the Company.

“TZE” means Zhonghuan Singapore Investment and Development Pte. Ltd., and/or its Affiliates.

“Warrant Agency Agreement” means that certain Warrant Agency Agreement dated as of the Issuance Date, between the Company and the Warrant Agent.

“Warrant Agent” means Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, and any successor Warrant Agent under the Warrant Agency Agreement.

“Warrant Number” has the meaning set forth in the preamble to this Warrant.

For purposes of this Warrant, terms used herein and not otherwise defined herein shall have the meanings given to such terms in the Warrant Agency Agreement.

2.	Exercise.

(a)	Manner of Exercise. During the Exercise Period, this Warrant may be exercised as to all or any lesser number of whole Warrant Shares covered hereby (the “Exercise Shares”) at the Holder’s election (x) in the case of Warrants represented by a Warrant certificate that is not a Global Warrant, delivery to the Company by the Holder (by electronic mail in accordance with Section 14 below) of the Exercise Form attached hereto as Exhibit A (the “Exercise Form”) duly completed and executed, or (y) in the case of Global Warrants, complying with the applicable procedures of the Depositary (any such exercise of the Warrant being hereinafter called an “Exercise” of this Warrant). The date on which such applicable requirements are complied with is an “Exercise Date.” If (and only if) Cash Exercise is applicable to such exercise pursuant to Section 3(a)(i) below, the Holder shall deliver the aggregate Exercise Price for the Warrant Shares covered by such exercise to the Warrant Agent at the office of the Warrant Agent designed for such purpose from time to time, by (A) wire transfer from a United States bank payable to the Warrant Agent or (B) payment to the Warrant Agent through the DTC system, unless cashless exercise is applicable, by no later than 10:00 a.m. Eastern time on the Trading Day immediately following the applicable Exercise Date. If less than all of the Warrants evidenced by a Warrant surrendered upon the exercise of the purchase rights represented by the Warrants are exercised at any time prior to the expiration of the Warrants, a new Warrant Certificate shall be issued for the remaining number of such Warrants, and the Warrant Agent is hereby authorized to countersign the required new Warrant pursuant to the terms of the Agreement. Partial exercises of this Warrant shall have the effect of lowering the outstanding number of Warrants represented hereby in an amount equal to the applicable number of Warrants exercised, and any new Warrant issued as a result thereof shall reflect such applicable lower number. The Holder and the Company shall maintain records showing the number of Warrants exercised and the date of such exercises. So long as this Warrant is held in global form through DTC (or any successor Depository) or in book-entry form, Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder, nor shall any ink-original signature or medallion guarantee (or other type of guarantee or notarization) with respect to any Exercise Form be required. Together with the delivery of the Exercise Form, the Holder shall deliver to the Company a written notice setting forth the Pro Forma Owned Shares, the Exercise Cap and the Excess Share, if any (the “Holder’s Ownership Information Notice”). If the Holder fails or refuses to provide the Company the Holder Ownership Information Notice together with the applicable Exercise Form, the Holder shall be deemed to represent and warrant to the Company that no Exercise Cap Limitation shall apply to such exercise, and the Company shall be entitled to disregard any Exercise Cap Limitation in connection with such exercise.

(b)	Date of Exercise. On the Exercise Date, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Exercise Shares with respect to which this Warrant has been Exercised, irrespective of the date such Exercise Shares are credited to the Holder’s or its designee’s Depository Trust Company (“DTC”) account or the date of delivery of the certificates evidencing such Exercise Shares, as the case may be, provided that payment of the aggregate Exercise Price (solely in the case of Cash Exercise) is received by no later than 10:00 a.m. Eastern time on the Trading Day immediately following the applicable Exercise Date. In the case of Warrants represented by a Warrant certificate that is not a Global Warrant, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Exercise Shares available hereunder and the Warrant has been exercised in full, in which case the Holder shall surrender this Warrant to the Company for cancellation within three Trading Days following the date the final Exercise Form is delivered to the Warrant Agent.

(c)	Delivery of Warrant Shares Upon Exercise. The Company shall instruct the Warrant Agent to cause the Exercise Shares issuable hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder or its designee with the Depository through its Deposit or Withdrawal at Custodian system (“DWAC”) in lieu of delivering physical certificates representing the Exercise Shares or legend removal, unless the Holder requests physical certificates in writing, by the date that is within (i) five (5) Trading Days, if the Holder elects to have the relevant Exercise Shares credited to its or its designee’s DTC account, or (ii) fifteen (15) Trading Days, if the Holder elects to receive certificates evidencing such Exercise Shares, as the case may be, after any Exercise Date but, solely if Cash Exercise is applicable to such exercise, no earlier than such time as the aggregate Exercise Price has been delivered to the Warrant Agent (the “Delivery Period”). The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as the Warrants remain outstanding and exercisable. The Warrant Shares issuable hereunder shall be issued free of any restrictive legends and bearing an unrestricted CUSIP number.

(d)	Delivery Failure. Subject to Section 3(b), in addition to any other remedies which may be available to the Holder, in the event that the Company fails to instruct the Transfer Agent to effect delivery of the applicable Exercise Shares by the end of the Delivery Period (a “Delivery Failure”) (other than any such failure that is solely due to any action or inaction by the Holder with respect to such exercise), the Holder will be entitled to revoke all or part of the relevant Exercise by delivery of a notice to such effect to the Warrant Agent, whereupon the Warrant Agent and the Holder shall each be restored to their respective positions immediately prior to the delivery of such notice of revocation. Provided that the Warrant Agent has performed its duties as soon as commercially practicable, the Warrant Agent shall not be liable for the Company’s failure to timely deliver the Exercise Shares pursuant to the terms of the Warrants, nor shall the Warrant Agent be liable for any liquidated damages or any other damages associated therewith. For purposes of this paragraph, references to the Holder include the beneficial owner of the Warrants.

(e)	Holder Representations. The Holder acknowledges and agrees that (i) the consideration for the Warrant is no less than S$200,000 (or its equivalent in a foreign currency) which shall be paid for in cash or by exchange of securities, securities-based derivatives contracts or other assets, (ii) it is not purchasing the Warrant with a view to all or any of such Warrant being subsequently offered for sale to another person, and (iii) this document has not been and no document or material will be lodged or registered as a prospectus with the Monetary Authority of Singapore.

(f)	Cancellation of Warrant. This Warrant shall be canceled upon the full Exercise of this Warrant. If this Warrant is not exercised in full, then as soon as practical after the Exercise Date, the Holder shall be entitled to receive a new Warrant (containing terms identical to this Warrant) representing the unexercised portion of this Warrant (in addition to the Warrant Shares issuable upon such Exercise); provided, however, as set forth in Section 2(b), the Holder shall not be required to physically surrender this Warrant if the Warrant is not exercised in full.

(g)	Termination of Warrant. If, on the Determination Date, after giving effect to the issuance of the Forward Purchase Shares upon FPA Closing and the issuance of Ordinary Shares in the Optional Exchange (as defined in the Second Lien Notes Indenture), former holders of the Tranche A Second Lien Convertible Notes and their transferees beneficially own, in aggregate, at least 30.0% of the equity interest in the Company calculated as follows:

A / (A + B + C + D)

Where:

A = the aggregate number of Warrant Shares issuable upon the exchange in full, at the Company’s option pursuant to the terms set forth in Section 4.04 of the Second Lien Notes Indenture, of the then-outstanding Tranche A Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Second Lien Notes”), which, for the avoidance of doubt, shall include any Warrant Shares previously issued to Holders upon conversion of the Tranche A Second Lien Convertible Notes;

B = the number of Ordinary Shares issuable under the Forward Purchaser Warrant as antidilution protection for the Tranche A Second Lien Notes (the “Forward Purchaser Warrant Tranche A”), assuming Forward Purchaser Warrant Tranche A is exercised in full;

C = the number of outstanding Ordinary Shares of the Company at the time of determination; and

D = the number of Forward Purchase Shares, then this Warrant shall be automatically terminated and the Company shall cease to have any obligations under this Warrant, and the Company shall promptly deliver a notice to the Warrant Agent informing the Warrant Agent that this Warrant has been terminated.

(h)	Holder of Record. Each person in whose name any Warrant for Ordinary Shares is issued shall, for all purposes, be deemed to be the Holder of record of such shares on the Exercise Date, irrespective of the date of delivery of the Ordinary Shares purchased upon the Exercise of this Warrant.

(i)	Limitation on Exercise. Notwithstanding anything to the contrary contained herein, the Company is entitled to not effect any delivery of the Exercise Shares, and the beneficial owner of the Warrant shall not have the right to exercise the Warrant, to the extent that immediately following such exercise, such beneficial owner of the Warrant, together with the Attribution Parties, beneficially owns or would beneficially own the Ordinary Shares in excess of the Exercise Cap. The Company’s obligation to deliver the Excess Shares in connection with any exercise of the Warrant shall be suspended and not extinguished, and the Company shall deliver such Excess Shares within five (5) Business Days following delivery of written notice from the beneficial owner of the Warrant to the Company that the receipt of such Excess Share will not be restricted under the preceding sentence.

(j)	HSR Submissions. If the Holder determines that, in connection with the exercise of this Warrant, it and the Company are required to file Premerger Notification Reports with the Federal Trade Commission (the “FTC”) and the United States Department of Justice (“DOJ”) and observe the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations promulgated thereunder (collectively, the “HSR Act”), (a) the Company agrees to (i) cooperate with the Holder in the Holder’s preparing and making such submission and any responses to inquiries of the FTC and DOJ; and (ii) prepare and make any submission required to be filed by the Company under the HSR Act and respond to inquiries of the FTC and DOJ in connection therewith, and (b) the Holder agrees to not exercise any or all portion of this Warrant prior to the receipt of HSR Approval. For the avoidance of doubt, the Holder shall bear all of its other costs and expenses in connection with such submission, including any of its attorneys’ fees associated therewith.

(k)	Taxes. The Company shall be responsible for paying all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from the execution or delivery of, or the Company’s performance of this Agreement; provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer and the issuance and delivery of any Ordinary Shares in a name other than that of the initial Holder.

3.	Payment of Warrant Exercise Price for Cash Exercise or Cashless Exercise.

(a)	Exercise Price. The exercise price will be initially determined as set forth in Section 1, subject to adjustment pursuant to the terms hereof.

Payment of the Exercise Price may be made by any of the following at the election of the Holder:

(i)	Cash Exercise: The Holder may pay the Exercise Price in cash, bank or cashier’s check or wire transfer (a “Cash Exercise”); or

(ii)	Cashless Exercise: In lieu of paying the Exercise Price in cash, the Holder, at its option, may exercise this Warrant (in whole or in part) on a cashless basis by making appropriate notation on the applicable Exercise Form or complying with the applicable procedures of the Depositary in which event the Company shall issue to the Holder a number of Warrant Shares computed using the following formula (a “Cashless Exercise”):

X = Y x [(A-B)/A]

where: X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares for which this Warrant is being exercised.

A = the Trading Price of one Ordinary Share (for purposes of this Section 3(a)(ii)), where “Trading Price,” as of any date, means the arithmetic average of the VWAP of the Ordinary Shares on each of the ten (10) consecutive Trading Days immediately preceding the Exercise Date, or other date in question, as applicable).

B = the Exercise Price.

As used herein, the “VWAP” means, for any Trading Day, the per share volume-weighted average price of the Ordinary Shares as displayed under the heading “Bloomberg VWAP” on Bloomberg page identified by “MAXN” (or such other ticker symbol for such Ordinary Shares) appended by the suffix “<EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume- weighted average price is unavailable, the market value of one Ordinary Share on such Trading Day, reasonably determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company. The VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

For purposes of Rule 144 and subsection (d)(3)(ii) thereof, it is intended, understood and acknowledged that the Ordinary Shares issuable upon Exercise of this Warrant in a Cashless Exercise shall be deemed to have been acquired, and the holding period thereof shall be deemed to have commenced, at the time this Warrant was issued, or such earlier time as permitted by Rule 144. As provided in Section 2(b), the Holder shall only be required to physically surrender this Warrant in the event that the Holder is exercising this Warrant in full.

If the foregoing calculation results in a negative number, then no Warrant Shares shall be issuable via a Cashless Exercise. The number of Warrant Shares to be issued on such exercise will be determined by the Company (with written notice thereof to the Warrant Agent) using the formula set forth in this Section 3. The Warrant Agent shall have no duty or obligation to investigate or confirm whether the Company’s determination of the number of Warrant Shares to be issued on such exercise, pursuant to this Section 3, is accurate or correct.

(b)	Dispute Resolution. In the case of a dispute as to the determination of the closing price or the VWAP of the Ordinary Shares, the Company shall submit the disputed determinations or arithmetic calculations via electronic mail within two Trading Days of receipt, or deemed receipt, of the Exercise Form, or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within two Trading Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Trading Days, submit via electronic mail the disputed determination of the closing price or the VWAP of the Ordinary Shares to an independent, reputable investment bank selected by the Company and approved by the Holder, which approval shall not be unreasonably withheld. The Company shall use its reasonable best efforts to cause the investment bank to perform the determinations or calculations and notify the Company and the Holder of the results no later than five Trading Days from the time it receives the disputed determinations or calculations. Such investment bank’s determination shall be binding upon all parties absent demonstrable error, and the Company and Holder shall each pay one half of the fees and costs of such investment bank.

(c)	For the avoidance of doubt, in the event that a dispute referred to in Section 3(b)occurs and is continuing, the Company may suspend its obligations to issue and deliver any Exercise Share within the relevant Delivery Period pursuant to Section 2. If so suspended, the Company shall resume performing such obligations to issue and deliver the relevant Exercise Shares within the relevant Delivery Period starting from the date that a binding resolution of such dispute is reached in accordance with Section 3(b) (such date, the “Resolution Date”), as if such Resolution Date is the relevant Exercise Date for the purpose of calculating the relevant Delivery Period.

Notwithstanding the existence of a dispute contemplated by this paragraph, if requested by the Holder, the Company shall issue to the Holder the Exercise Shares, if any, that are not in dispute in accordance with the terms hereof.

4.	Transfer and Redemption.

(a)	Transfer Rights. This Warrant may be transferred, in whole or in part, upon surrender at the principal office of the Company or the office or offices of its designated agent (which includes the Warrant Agent) of this Warrant properly completed and endorsed. This Warrant shall be canceled upon such surrender and, as soon as practicable thereafter, the person to whom such transfer is made shall be entitled to receive a new Warrant or Warrants as to the portion of this Warrant transferred, and the Holder shall be entitled to receive a new Warrant as to the portion hereof retained, if any. The Company and the Warrant Agent shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. At any time when the Holder has assigned this Warrant in full, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrants, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued. Any party requesting transfer of Warrants or the Warrant Shares must provide any evidence of authority that may be required by the Warrant Agent, including, but not limited to, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association.

(b)	Except as set forth in Section 5(e), the Warrants shall not be redeemable by the Company or any other Person.

(c)	New Warrant Certificates. If this Warrant Certificate is not held in global form through DTC (or any successor Depositary), this Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company or the Warrant Agent, together with a written notice specifying the names and denominations in which new Warrant Certificates are to be issued, signed by the Holder or its agent or attorney. As to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant Certificate or Certificates in exchange for the Warrant Certificate or Certificates to be divided or combined in accordance with such notice. All Warrant Certificates issued on transfers or exchanges shall be dated the Issuance Date and shall be identical with this Warrant Certificate except as to the number of Warrants represented thereby.

5.	Adjustments Upon Certain Events.

(a)	Recapitalization or Reclassification. If, following the Date of Issuance, the Company shall at any time effect any subdivision of outstanding Ordinary Shares (by any share split, share dividend, recapitalization or otherwise), combination of outstanding Ordinary Shares (by consolidation, combination, reverse share split or otherwise), reclassification or other similar transaction of such character that Ordinary Shares shall be changed into or become exchangeable for a larger or smaller number of shares (a “Share Event”), then upon the effective date thereof, the number of Warrant Shares which the Holder shall be entitled to purchase upon Exercise of this Warrant shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of Ordinary Shares by reason of such Share Event, and the Exercise Price shall be, in the case of an increase in the number of shares, proportionally decreased or, in the case of decrease in the number of shares, proportionally increased. The Company shall give the Holder the same notice it provides to holders of Ordinary Shares of any transaction described in this Section 5(a).

(b)	Other Adjustments. The applicable Exercise Price and the number of Warrant Shares issuable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 5(b).

(i)	The issuance of Ordinary Shares as a dividend or distribution to all holders of Ordinary Shares, in which event the Exercise Price shall be adjusted based on the following formula:

EP1 = EP0 x	OS0
OS1

where:

EP0	=	the Exercise Price in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution;

EP1	=	the Exercise Price in effect immediately after the Close of Business on the Record Date for such dividend or distribution;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the Close of Business on the Record Date for such dividend or distribution; and

OS1	=	the number of Ordinary Shares that would be outstanding immediately after, and solely as a result of, such dividend or distribution.

Such adjustment shall become effective immediately after the Close of Business on the Record Date for such dividend or distribution. If any dividend or distribution is declared or announced but not so paid or made, the Exercise Price shall again be adjusted to be the Exercise Price that would then be in effect if the distribution had not been declared or announced.

(ii)	The issuance to all holders of Ordinary Shares of rights or warrants entitling them for a period expiring 60 days or less from the date of issuance of such rights or warrants to purchase Ordinary Shares (or securities convertible into Ordinary Shares) at less than (or having a conversion price per share less than) the Current Market Price of Ordinary Shares, in which event the Exercise price will be adjusted based on the following formula:

EP1 = EP0 x	OS0 + Y
OS0 + X

where:

EP0	=	the Exercise Price in effect immediately prior to the Close of Business on the Record Date for such issuance;

EP1	=	the Exercise Price in effect immediately after the Close of Business on the Record Date for such issuance;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the Close of Business on the Record Date for such issuance;

X	=	the total number of Ordinary Shares issuable pursuant to such rights, warrants or Convertible Securities; and

Y	=	the aggregate price payable to exercise such rights, warrants or Convertible Securities divided by the Current Market Price.

Such adjustment shall become effective immediately after the Close of Business on the Record Date for such issuance. In the event that the issuance of such rights, warrants or Convertible Securities is announced but such rights, warrants or Convertible Securities are not so issued, the Exercise Price shall again be adjusted to be the Exercise Price that would then be in effect if the Record Date for such issuance had not occurred. To the extent that such rights or warrants are not exercised prior to their expiration or Ordinary Shares are otherwise not delivered pursuant to such rights, warrants or Convertible Securities, upon the expiration, termination or maturity of such rights, warrants or Convertible Securities, the Exercise Price shall be readjusted to the exercise price that would then be in effect had the adjustments made upon the issuance of such rights, warrants or Convertible Securities been made on the basis of the delivery of only the number of Ordinary Shares actually delivered. In determining the aggregate price payable for such Ordinary Shares, there shall be taken into account any consideration received for such rights or warrants, as well as any consideration received in connection with the conversion of any Convertible Securities issued upon exercise of such rights or warrants, and the value of such consideration, if other than Cash, shall be determined in good faith by the Board of Directors.

(iii)	The dividend or distribution to all holders of Ordinary Shares of (i) shares of the Company’s Capital Stock (other than Ordinary Shares), (ii) evidences of the Company’s indebtedness, (iii) rights or warrants to purchase the Company’s securities (other than Ordinary Shares) or the Company’s assets or (iv) property or Cash, in which event the Exercise Price will be adjusted based on the following formula:

EP1 = EP0 x	SP0 – FMV
SP0

where:

EP0	=	the Exercise Price in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution;

EP1	=	the Exercise Price in effect immediately after the Close of Business on the Record Date for such dividend or distribution;

SP0	=	the Current Market Price; and

FMV	=	the Market Price, on the Record Date for such dividend or distribution, of the shares of Capital Stock, evidences of indebtedness or property, rights or warrants so distributed or the amount of Cash expressed as an amount per share of outstanding Ordinary Shares.

However, if the transaction that gives rise to an adjustment pursuant to this clause (c) is one pursuant to which the payment of a dividend or other distribution on Ordinary Shares consists of shares of capital stock of, or similar equity interests in, a Subsidiary of the Company or other business unit of the Company (i.e., a spin-off) that are, or, when issued, will be, traded or quoted on any national or regional securities exchange or market, then the Exercise Price will instead be adjusted based on the following formula:

EP1 = EP0 x	MP0
MP0 + FMV0

where:

EP0	=	the Exercise Price in effect immediately prior to the Close of Business on the Record Date for such dividend or distribution;

EP1	=	the Exercise Price in effect immediately after the Close of Business on the Record Date for such dividend or distribution;

FMV0	=	the average of the Closing Sale Prices of the Capital Stock or similar equity interests distributed to holders of Ordinary Shares applicable to one Ordinary Share over the 10 consecutive Trading Days commencing on, and including, the third Trading Day after the Ex-Date for such dividend or distribution; and

MP0	=	the average of the Closing Sale Prices of the Ordinary Shares over the 10 consecutive Trading Days commencing on, and including, the third Trading Day after the Ex-Date for such dividend or distribution.

Such decrease shall become effective immediately after the Ex-Date for such dividend or distribution. In the event that such dividend or distribution is declared or announced but not so paid or made, the Exercise Price shall again be adjusted to be the Exercise Price which would then be in effect if such distribution had not been declared or announced.

For the purposes of Section 5(b)(i), (ii) and (iii) any dividend or distribution to which Section 5(b)(iii) is applicable that also includes Ordinary Shares, or rights or warrants to subscribe for or purchase of Ordinary Shares (or both) to which Section 5(b)(i) and/or (ii) is applicable, shall be deemed instead to be (i) a dividend or distribution of the indebtedness, assets or shares or other property to which Section 5(b)(iii) applies (and any Exercise Price adjustment required by Section 5(b)(iii) with respect to such dividend or distribution shall be made in respect of such dividend or distribution) immediately followed (ii) by a dividend or distribution of the Ordinary Shares or such rights or warrants to which Section 5(b)(i) and/or (ii), as applicable, applies (and any further Exercise Price adjustment required by Section 5(b)(i) and/or (ii) with respect to such dividend or distribution shall then be made), except, for purposes of such adjustment, any Ordinary Shares included in such dividend or distribution shall not be deemed “outstanding immediately prior to the Close of Business on the Record Date.”

(iv)	If the Company or any of its Subsidiaries makes a payment in respect of a tender or exchange offer for the Ordinary Shares (other than an odd-lot tender offer), to the extent that the Cash and value of any other consideration included in the payment per Ordinary Share exceeds the average of the Closing Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Exercise Price shall be reduced based on the following formula

EP1 = EP0 x	OS0 x SP1
AC + (SP1 x OS1)

where:

EP0	=	the Exercise Price in effect immediately prior to the Close of Business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

EP1	=	the Exercise Price in effect immediately after the Close of Business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all Cash and any other consideration (as determined by the Board of Directors in good faith) paid or payable for Ordinary Shares purchased in such tender or exchange offer;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all Ordinary Shares accepted for purchase or exchange in such tender or exchange offer);

OS1	=	the number of Ordinary Shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all Ordinary Shares accepted for purchase or exchange in such tender or exchange offer); and

SP1	=	the average of the Closing Sale Prices of the Ordinary Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

(c)	If the Company issues (other than in a transaction covered by Section 5(b)(i)) any Ordinary Shares, or Options or Convertible Securities at a price per share less than Current Market Price immediately prior to the issuance of such security, other than securities issued pursuant to any Company Equity Plans, then the Exercise Price in effect immediately prior to each such issuance shall be reduced, effective as of the date of such issuance, to a price equal to the product obtained by multiplying the Exercise Price in effect immediately prior to such issuance by the quotient obtained by dividing:

(i)	an amount equal to the sum of (x) the total number of Ordinary Shares on a fully diluted basis immediately prior to such issuance, multiplied by the Current Market Price of one Ordinary Share immediately prior to such issuance of such Ordinary Shares, Options or Convertible Securities, and (y) the consideration received by the Company upon such issuance of such Ordinary Shares, Options or Convertible Securities; by

(ii)	the total number of Ordinary Shares on a fully diluted basis immediately after such issuance of such Ordinary Shares, Options or Convertible Securities multiplied by the Current Market Price of one Ordinary Share immediately prior to such issuance of such Ordinary Shares, Options or Convertible Securities.

(d)	Reorganization Event. If any of the following events occur: (A) any recapitalization; (B) any reclassification or change of the outstanding Ordinary Shares; (C) any consolidation, merger or combination involving the Company; (D) any sale or conveyance to a third party of all or substantially all of the Company’s assets; or (E) any statutory share exchange (each such event a “Reorganization Event”), in each case as a result of which the Ordinary Shares would be converted into, or exchanged for, stock, other securities, other property or assets (including Cash or any combination thereof) (the “Reference Property”), then following the effective time of the transaction, the right to receive Ordinary Shares upon exercise of the Warrants shall be changed to a right to receive, upon exercise of such Warrants, the kind and amount of shares of stock, other securities or other property or assets (including Cash or any combination thereof) that a holder of one Ordinary Share would have owned or been entitled to receive in connection with such Reorganization Event (such kind and amount of Reference Property per Ordinary Share, a “Unit of Reference Property”); provided in the event of a Fundamental Transaction, the Warrants shall be treated solely in accordance with Section 5(e). In the event holders of Ordinary Shares have the opportunity to elect the form of consideration to be received in a Reorganization Event, other than with respect to a Fundamental Transaction, the type and amount of consideration into which the Warrant shall be exercisable from and after the effective time of such Reorganization Event shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Ordinary Shares in such Reorganization Event.

(i)	At any time from, and including, the effective time of a Reorganization Event:

(A)	if Cashless Exercise does not apply or is not elected upon exercise of a Warrant, each Ordinary Share per Warrant shall be equal to a single Unit of Reference Property;

(B)	if Cashless Exercise applies upon exercise of a Warrant, the number of Warrant Shares issuable upon a Cashless Exercise per Warrant shall be a number of Units of Reference Property calculated as set forth in Section 3(a)(ii), except that the Market Price used to determine the number of Units of Reference Property issuable upon a Cashless Exercise on any Trading Day shall be the Unit Value for such Trading Day; and

(C)	the Closing Sale Price and the Current Market Price shall be calculated with respect to a Unit of Reference Property.

(ii)	The value of a Unit of Reference Property (the “Unit Value”) shall be determined as follows:

(A)	any shares of common stock of the successor or purchasing corporation or any other corporation that are traded on a national or regional stock exchange included in such Unit of Reference Property shall be valued as if such shares were “Ordinary Shares” using procedures set forth in the definition of “Closing Sale Price”;

(B)	any other property (other than Cash) included in such Unit of Reference Property shall be valued in good faith by the Board of Directors (in a manner not materially inconsistent with the manner the Board of Directors valued such property for purposes of the Reorganization Event, if applicable) or by a firm selected by the Board of Directors; and

(C)	any Cash included in such Unit of Reference Property shall be valued at the amount thereof.

(iii)	On or prior to the effective time of any Reorganization Event, the Company or the successor or purchasing Person, as the case may be, shall execute an amendment to the Warrant Agency Agreement and this Warrant providing that the Warrant shall be exercisable for Units of Reference Property in accordance with the terms of this Section 5(d). If the Reference Property in connection with any Reorganization Event includes shares of stock or other securities and assets of a Person other than the successor or purchasing Person, as the case may be, in such Reorganization Event, then the Company shall cause such amendment to the Warrant Agency Agreement and this Warrant to be executed by such other Person and such amendment shall contain such additional provisions to protect the interests of the Holders as the Board of Directors shall reasonably consider necessary by reason of the foregoing. Any such amendment to this Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. In the event the Company shall execute an amendment to the Warrant Agency Agreement and this Warrant pursuant to this Section 5, the Company shall promptly file with the Warrant Agent a certificate executed by a duly authorized officer of the Company briefly stating the reasons therefor, the kind or amount of Cash, securities or property or asset that will comprise a Unit of Reference Property after the relevant Reorganization Event, any adjustment to be made with respect thereto and that all conditions precedent have been complied with. The Company shall cause notice of the execution of amendment to be mailed or delivered through the facilities of the Depositary to each of the Holders within 20 Business Days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such amendment.

(e)	Fundamental Transaction.

(i)	No less than 15 Business Days prior to the scheduled closing of a Fundamental Transaction (or, to the extent such Fundamental Transaction does not permit 15 Business Days’ notice, the earliest date that is reasonably practicable under the circumstances), the Company shall:

(A)	deliver to the Warrant Agent a notice of redemption, which shall be binding on the Company and on all Holders (unless such a Fundamental Transaction does not actually occur), stating that all Warrants (other than Carryover Warrants, if any, to be issued in connection with such Fundamental Transaction in accordance with this Section 5(e)(i)(A))) that have not been exercised prior to the Cut-Off Time shall be redeemed on the Fundamental Change Payment Date at a price equal to the Fundamental Transaction Payment Amount (the “Redemption”) and the Warrant Agent will send by mail or through the facilities of the Depositary to the Holders the notice stating:

(i)	the Redemption is being made pursuant to this Section 5(e)(i)(A)(i)) and that all Warrants (other than Carryover Warrants, if any, to be issued in connection with such Fundamental Transaction in accordance with this Section 5(e)(i)(A)(i)) that have not been exercised prior to the Cut-Off Time will be redeemed on the Fundamental Change Payment Date for payment of the Fundamental Transaction Payment Amount;

(ii)	formula for calculating the Black Scholes Value and the Fundamental Transaction Payment Amount;

(iii)	date of the Redemption (which shall be a Business Day no later than five (5) Business Days following the Fundamental Transaction Date (the “Fundamental Change Payment Date”));

(iv)	no outstanding Warrant may be exercised after the Close of Business on the Business Day prior to the Fundamental Transaction Date (the “Cut-Off Time”);

(v)	if applicable, that New Warrants will be issued to the Holders on the Fundamental Change Payment Date in accordance with the terms of the Warrant Agency Agreement and this Warrant (as the same may have been amended in connection with such Fundamental Transaction pursuant to Section 5(d));

(vi)	other reasonable procedures that the Holders must follow (to the extent consistent with the terms and conditions set forth herein) in connection with such Redemption; and

(vii)	the name and address of the Warrant Agent.

(ii)	Within two (2) Business Days prior to the Fundamental Change Payment Date, the Company or the surviving Person (if other than the Company) shall deliver to the Warrant Agent for distribution to the Holders the calculation of the Fundamental Transaction Payment Amount and deposit with the Warrant Agent money sufficient to pay the Fundamental Transaction Payment Amount for all outstanding Warrants (other than the Carryover Warrants, if any);

(iii)	On the Fundamental Change Payment Date, (A) the Company or the surviving Person (if other than the Company) shall redeem all outstanding Warrants (other than Carryover Warrants, if any) pursuant to the Redemption, (B) the Company shall, or shall instruct the Warrant Agent to, mail (or otherwise cause to be paid or provide for payment to (or on behalf of)) each Holder of the Warrants so redeemed payment in Cash in an amount equal to the aggregate Fundamental Transaction Payment Amount in respect of such redeemed Warrants, and (C) the Company or the surviving Person (if other than the Company) shall execute and issue to the Holders, and the Warrant Agent shall authenticate, new Warrants representing the Carryover Warrants (if any) exercisable for Registered and Listed Shares (the “New Warrants”); provided that the terms thereof shall, subject to Section 5(e)(v), be substantially consistent with the terms of this Warrant (and all references herein to Warrants shall thereafter be deemed to be references to such New Warrants).

(iv)	No Warrant (which for the avoidance of doubt does not include New Warrants to be issued in connection with such Fundamental Transaction) may be exercised after the Cut-Off Time.

(v)	Following the Fundamental Change Payment Date, any holder of New Warrants issued in connection with such Fundamental Transaction shall have the right to exercise such New Warrant and to receive, upon such exercise, the Reference Property in accordance with Section 5(e) and the remaining terms of the Warrant Agency Agreement and this Warrant (as the same may have been amended in connection with such Fundamental Transaction pursuant to Section 5(e)); provided that, for purposes of this sentence, (x) each Unit of Reference Property shall initially only consist of the Registered and Listed Shares included in such Unit of Reference Property, determined in accordance with the definition of “Carryover Warrants”, and no other cash, securities, or other property, and (y) the initial exercise price for each New Warrant shall be equal to the New Warrant Exercise Price.

(vi)	The provisions of this Section 5(e) are subject, in all cases, to any applicable requirements under the Securities Act and the Exchange Act and the respective rules and regulations promulgated thereunder. Where there is any inconsistency between the requirements of the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder and the requirements of this Section 5(e), the requirements of the Securities Act and the Exchange Act and the respective rules and regulations promulgated thereunder, shall supersede.

(vii)	The Company hereby agrees not to become a party to any Reorganization Event or Fundamental Transaction unless its terms are consistent in all material respects with this Section 5(e).

(viii)	The above provisions of Section 5(e) shall similarly apply to successive Reorganization Events and Fundamental Transactions.

(ix)	For the avoidance of doubt, any payments (including the Company’s obligation to pay any Fundamental Transaction Payment Amount) pursuant to this Section 5(e) shall be subject and subordinate to the rights to payment of the Company’s existing and future creditors and the holders of any Capital Stock of the Company that by its terms is preferred over the Ordinary Shares as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of the Company.

(x)	If this Section 5(e) applies to any event or occurrence, no other provision of this Section 5 with respect to anti-dilution adjustments shall apply to such event or occurrence.

(f)	Adjustments to Number of Warrants. Concurrently with any adjustment to the Exercise Price under Section 5, the number of Warrant Shares into which this Warrant will be exercisable will be adjusted such that the number of Warrant Shares into which this Warrant will be exercisable in effect immediately following the effectiveness of such adjustment will be equal to the number of Warrant Shares into which this Warrant will be exercisable in effect immediately prior to such adjustment, multiplied by a fraction, (i) the numerator of which is the Exercise Price in effect immediately prior to such adjustment and (ii) the denominator of which is the Exercise Price in effect immediately following such adjustment.

(g)	Exercise Price Adjusted. As used in this Warrant, the term “Exercise Price” shall mean the purchase price per share as determined in accordance with Section 1 of this Warrant, until the occurrence of an event stated in this Section 5 or otherwise set forth in this Warrant, and thereafter shall mean said price as adjusted from time to time in accordance with the provisions of this Section 5. No adjustment made pursuant to any provision of this Section 5 shall have the net effect of increasing the Exercise Price in relation to the split adjusted and distribution adjusted price of the Ordinary Shares.

(h)	Adjustments. Additional Shares, Securities or Assets. In the event that at any time, as a result of an adjustment made pursuant to this Section 5 or otherwise, the Holder shall, upon Exercise of this Warrant, become entitled to receive shares and/or other securities or assets (other than Ordinary Shares) then, wherever appropriate, all references herein to Ordinary Shares shall be deemed to refer to and include such shares and/or other securities or assets; and thereafter the number of such shares and/or other securities or assets shall be subject to adjustment from time to time in a manner and upon terms as nearly equivalent as practicable to the provisions of this Section 5.

(i)	Notice of Adjustments. Whenever the Exercise Price and/or number or type of securities issuable upon Exercise is adjusted pursuant to the terms of this Warrant, the Company shall promptly deliver to the Holder a notice (an “Exercise Price Adjustment Notice”) setting forth the Exercise Price and/or number or type of securities issuable upon Exercise after such adjustment and setting forth a statement of the facts requiring such adjustment. The Company shall, upon the written request at any time of the Holder, furnish to the Holder a like Warrant setting forth (i) such adjustment or readjustment, (ii) the Exercise Price at the time in effect and (iii) the number of Ordinary Shares and the amount, if any, of other securities or property which at the time would be received upon Exercise of the Warrant. For purposes of clarification, whether or not the Company provides an Exercise Price Adjustment Notice pursuant to this Section 5(i), upon the occurrence of any event that leads to an adjustment of the Exercise Price, the Holder shall be entitled to receive a number of Exercise Shares based upon the new Exercise Price, as adjusted, for exercises occurring on or after the date of such adjustment, regardless of whether the Holder accurately refers to the adjusted Exercise Price in the Exercise Form.

(j)	Choice of Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Reorganization Event or a Fundamental Transaction, then Holder shall be given the same choice as to the type of consideration it receives upon any Exercise of this Warrant in connection with such Reorganization Event or Fundamental Transaction.

(k)	Restrictions on Adjustments. No adjustment shall be made to the Exercise Price or the number of Warrant Shares into which this Warrant will be exercisable for any Global Warrant Certificate for any of the transactions described in Section 5 if the Company makes provisions for Holders to participate in any such transaction without exercising their Warrants on the same basis as holders of Ordinary Shares and with notice that the Board of Directors determines in good faith to be fair and appropriate. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them to receive a dividend or other distribution, and thereafter (and before the dividend or distribution has been paid or delivered to stockholders) legally abandons its plan to pay or deliver such dividend or distribution, then thereafter no adjustment to the Exercise Price or number of Warrant Shares into which this Warrant will be exercisable for any Global Warrant Certificate then in effect shall be required by reason of the taking of such record.

(l)	When De Minimis Adjustment May Be Deferred. The Company shall not be required to make any adjustment pursuant to this Section 5 if the amount of such adjustment would be less than 1% of the then applicable Exercise Price or number of Warrant Shares into which this Warrant will be exercisable in effect immediately before the event that would otherwise have given rise to such adjustment. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 5 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be, but in no event shall the Company be obligated to issue fractional shares or fractional portions of any securities upon the exercise of the Warrant.

(m)	U.S. Income Tax Treatment. The Company (solely to the extent the Company is required to take a position pursuant to applicable law) and the Holder intend, for U.S. federal (and applicable state and local) income tax purposes, to treat any adjustment pursuant to this Section 5 to the Exercise Price of the Warrant as being made pursuant to a “bona fide, reasonable, adjustment formula” within the meaning of Treasury Regulations Section 1.305-7(b) (except to the extent otherwise required pursuant to the last sentence of Treasury Regulations Section 1.305-7(b)(1)), and shall not take any position for U.S. federal (and applicable state and local) income tax purposes inconsistent with the foregoing, except to the extent otherwise required by a change in law or a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended.

6.	Fractional Interests.

No fractional shares or scrip representing fractional shares shall be issuable upon the Exercise of this Warrant, but on Exercise of this Warrant, the Holder may purchase only a whole number of Ordinary Shares. If, on Exercise of this Warrant, the Holder would be entitled to a fractional Ordinary Share or a right to acquire a fractional Ordinary Share, such fractional share shall be disregarded and the number of Ordinary Shares issuable upon Exercise shall be the next higher whole number of shares.

7.	Ordinary Shares Issued upon the Exercise of the Warrant.

All Ordinary Shares (or other securities substituted therefor as provided herein above) to be issued upon the exercise of all or any portion of the Warrant, shall be duly and validly issued, fully paid and not subject to preemptive rights, rights of first refusal or similar rights of any Person. The Company covenants and agrees that all Ordinary Shares issuable upon Exercise of this Warrant shall be approved for listing on NASDAQ, or, if that is not the principal trading market for the Ordinary Shares, such principal market on which the Ordinary Shares are traded or listed.

8.	Transfer and Assignment.

(a)	Transfer. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company.

(b)	Assignment. This Warrant may not be assigned by the Company without the written consent of the Holder, except to a successor in the event of a Fundamental Transaction. The Holder may sell, transfer, assign, pledge, or otherwise dispose of this Warrant, in whole or in part. The Holder shall deliver a written notice to the Company, substantially in the form of the Assignment attached hereto as Exhibit B, indicating the Person or Persons to whom the Warrant shall be assigned and the respective number of warrants to be assigned to each assignee. Subject to the last two sentences of this paragraph, the Company shall effect the assignment within three Trading Days, and shall deliver to the assignee(s) designated by the Holder a Warrant or Warrants of like tenor and terms entitling the assignee(s) to purchase the appropriate number of shares. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant, and shall be enforceable by any such Holder. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three Trading Days of the date on which the Holder delivers an Assignment form to the Company assigning this Warrant in full. Notwithstanding anything herein to the contrary, this Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Exercise Shares immediately upon effectiveness of such assignment without having a new Warrant issued.

9.	Noncircumvention.

The Company hereby covenants and agrees that the Company will not, by amendment of its constitutional documents or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Ordinary Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid Ordinary Shares upon the exercise of this Warrant.

10.	Benefits of this Warrant.

Nothing in this Warrant shall be construed to confer upon any person other than the Company and the Holder any legal or equitable right, remedy or claim under this Warrant, and this Warrant shall be for the sole and exclusive benefit of the Company and the Holder.

11.	No Rights as a Shareholder.

Except as otherwise set forth in this Warrant, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, amalgamation, conveyance or otherwise), receive notice of meetings, or otherwise, prior to the issuance to the Holder of the Exercise Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

12.	Governing Law; Process Agents.

This Agreement and all matters concerning the construction, validity, enforcement and interpretation hereof or otherwise relating hereto shall be governed by and construed in accordance with the internal laws of the State of New York. Each party agrees that all legal proceedings concerning the interpretation, enforcement or defense of the transactions contemplated by this Agreement or otherwise arising hereunder or relating hereto (whether brought against a party hereto or its respective affiliates, directors, officers, stockholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, borough of Manhattan. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. THE PARTIES HEREBY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF, THIS AGREEMENT AND ANY TRANSACTIONS CONTEMPLATED. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.

The Company hereby agrees to irrevocably designate and appoint Corporation Service Company, which currently maintains an office at 19 West 44th Street, Suite 200, New York, New York 10036, United States of America, as its agent for service of process (together with any successor appointment below, the “Company Process Agent”) on or before the date of this Warrant in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such then current Company Process Agent and such service shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

13.	Loss of Warrant.

Loss of this Warrant shall be governed by Section 6(b) of the Warrant Agency Agreement.

14.	Notice or Demands.

Except as otherwise provided herein, notices or demands pursuant to this Warrant, including, without limitation, an Exercise Form, shall be given in writing, (i) if delivered (a) from within the domestic United States, by U.S. Postal Service priority registered or certified airmail, or nationally recognized overnight express courier, postage prepaid or electronic mail or (b) from outside the United States, by International Federal Express or electronic mail, and (ii) will be deemed given (a) if delivered by U.S. Postal Service priority registered or certified mail domestic, on the date so mailed, (b) if delivered by nationally recognized overnight carrier, on the date so mailed, (c) if delivered by International Federal Express, on the date so mailed, and (d) except in the case of the Warrant Agent, at the time of transmission, if delivered by electronic mail to the email address specified in this Section 14 prior to 5:00 p.m. (New York time) on a Trading Day, and will be delivered and addressed as follows:

If to the Company:

Maxeon Solar Technologies, Ltd.
8 Marina Boulevard #05-02
Marina Bay Financial Center, 018981
Singapore
Attention: Lindsey Wiedmann, Chief Legal Officer
Email: lindsey.wiedmann@maxeon.com
with copies (which shall not constitute notice) to:

White & Case
16th floor, York House, The Landmark
15 Queen’s Road Central
Hong Kong
Attention: Jessica Zhou; Kaya Proudian
Email: jessica.zhou@whitecase.com; kproudian@whitecase.com

If to the Warrant Agent, to:

Computershare Trust Company, N.A.
Computershare Inc.
150 Royall Street
Canton, MA 02021
Attention: Client Services

Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, by e-mail or sent by a nationally recognized overnight courier service addressed to the Holder at the facsimile number, email address or address of the Holder appearing in the books of the Warrant Agent. Notwithstanding any other provision of this Warrant, where this Warrant provides for notice of any event to the Holder, if this Warrant is held in global form by DTC (or any successor depositary), such notice shall be sufficiently given if given to DTC (or any successor depositary) pursuant to the procedures of DTC (or such successor depositary).

15.	Amendment; Waiver.

Except as otherwise provided herein, the provisions of this Warrant Certificate may be amended only in accordance with Section 20 of the Warrant Agency Agreement. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

16.	Warrant Register.

The Warrant Agent shall register this Warrant upon records to be maintained by the Warrant Agent (or, as applicable, the Company) for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company and the Warrant Agent may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

17.	Warrant Agency Agreement.

This Warrant is issued subject to the Warrant Agency Agreement. To the extent any provision of this Warrant conflicts with the express provisions of the Warrant Agency Agreement, the provisions of the Warrant Agency Agreement shall govern and be controlling.

18.	Construction.

Unless the context otherwise requires, (a) all references to Articles, Sections, Schedules or Exhibits are to Articles, Sections, Schedules or Exhibits contained in or attached to this Warrant and not to the Warrant Agency Agreement, (b) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter and (c) the use of the word “including” in this Warrant shall be by way of example rather than limitation.

19.	Signatures.

An electronic signature (including a “.pdf” or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) to this Warrant shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such electronic (including “.pdf”) signature page were an original thereof. At the request of any party, each other party shall promptly re-execute an original form of this Warrant or any amendment hereto and deliver the same to the other party. No party hereto shall raise the use of an electronic signature to this Warrant or any amendment hereto or the fact that such signature was transmitted or communicated through the use of e-mail delivery as a defense to the formation or enforceability of a contract, and each party hereto forever waives any such defense.

EXHIBIT A

EXERCISE FORM FOR WARRANT

TO: [    ]

DTC Participant:
DTC Number:
Account Number:

CHECK THE APPLICABLE BOX:

Cash Exercise or Cashless Exercise

☐	The undersigned hereby irrevocably exercises Warrant Certificate Number (the “Warrant”) with respect to [ ] Ordinary Shares (the “Ordinary Shares”) of Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”).

[IF APPLICABLE: The undersigned is delivering $                     as payment of the Exercise Price.]

☐	This undersigned is exercising the Warrant with respect to [ ] Ordinary Shares pursuant to a Cashless Exercise, and is deemed to have made payment of the Exercise Price with respect to such shares in full, all in accordance with the conditions and provisions of the Warrant applicable to such Cashless Exercise.

Delivery of Exercise Shares

The undersigned requests that the Ordinary Shares issued pursuant to the terms of Warrant and this Exercise Form to be:

☐	credited to the undersigned’s, or its designee’s, DTC account (account number: ]); or

☐	in case of the certificates evidencing such Ordinary Shares, delivered to the undersigned’s address at the address set forth below.

Securities Laws Representation. The Holder is not, nor has been at any time during the consecutive three (3) month period preceding the date hereof, an “affiliate” within the meaning of Rule 144 promulgated under the 1933 Act of the Company.

If requested by the undersigned, a warrant representing any unexercised portion hereof be issued, pursuant to the Warrant in the name of the undersigned and delivered to the undersigned at the address set forth below.

Capitalized terms used but not otherwise defined in this Exercise Form shall have the meaning ascribed thereto in the Warrant.

Dated:

Signature

Print Name

Address

NOTICE

The signature to the foregoing Exercise Form must correspond to the name as written upon the face of the attached Warrant.

EXHIBIT B

ASSIGNMENT

(To be executed by the registered holder
desiring to transfer the Warrant)

FOR VALUE RECEIVED, the undersigned holder of the attached warrant (the “Warrant”) hereby sells, assigns and transfers unto the person or persons below named (the “Transferee”) the right to purchase Ordinary Shares of Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”), evidenced by the attached Warrant and does hereby irrevocably constitute and appoint                        attorney to transfer the said Warrant on the books of the Company, with full power of substitution in the premises.

Dated: _________________

Signature
Fill in for new registration of Warrant:

Name

Address

Please print name and address of assignee (including zip code number)

NOTICE

The signature to the foregoing Assignment must correspond to the name as written upon the face of the attached Warrant.

Securities Laws Representation. The Holder is not, nor has been at any time during the consecutive three (3) month period preceding the date hereof, an “affiliate” within the meaning of Rule 144 promulgated under the 1933 Act of the Company.